Registration Statement No. 333-
As filed with the Securities and Exchange Commission on November 12, 2004

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Reed’s, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2086	95-4348325
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

13000 South Spring Street

Los Angeles, California 90061
Telephone: (310) 217-9400
(Address and telephone number of principal executive offices)

Christopher J. Reed

Reed’s, Inc.
13000 South Spring Street
Los Angeles, California 90061
Telephone: (310) 217-9400
(Name, address and telephone number of agent for service)

Copies of all communications to:

Lance Jon Kimmel, Esq.

11693 San Vicente Boulevard, Suite 357
Los Angeles, California
(310) 557-3059
          Approximate date of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.     ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered(1)	Per Share	Offering Price	Registration Fee

Common stock, $.0001 par value	2,300,000	$4.00	$9,200,000.00	$1,165.64

(1)	Includes 300,000 shares subject to an option granted to Brookstreet Securities Corporation, as selling agent, to cover over-allotments.

(2)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

          The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

          The information in this Prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

The information in this prospectus is not complete and may be changed. The securities being registered cannot be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 12, 2004

REED’S, INC.

Offering of up to 2,000,000 shares of common stock of Reed’s, Inc.

        We develop, manufacture, market and sell natural non-alcoholic beverages, as well as candies and ice creams.

      We are offering up to 2,000,000 shares of our common stock. No public market currently exists for our shares. The public offering price is $           per share. This price has been arbitrarily set. The shares are being offered on a best efforts basis through Brookstreet Securities Corporation, or Brookstreet, our selling agent and a member of the National Association of Securities Dealers, Inc., for a commission equal to 10% (before expenses) of all sales. In addition, Brookstreet will receive a non-accountable expense allowance of 2% of all sales. If a public market develops for our securities, it will most likely be limited, sporadic and highly volatile.

       Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 3 to read about factors you should consider before buying shares of our common stock.

		If	If	If
		200,000 Shares	1,000,000 Shares	2,000,000 Shares
	Per Share	are Sold(1)	are Sold(1)	are Sold(1)

Proceeds to the Company	$	$	$	$
Selling Agent Commission	$	$	$	$
Proceeds to the Company before estimated expenses of the offering	$	$	$	$
Proceeds to the Company after estimated expenses of the offering(2)	$	$	$	$

(1)	The amounts shown are for illustrative purposes only. The offering is a best efforts offering with no assurance that all or any shares will be sold.

(2)	The Company expects to grant Brookstreet a 60-day option to sell up to 300,000 additional shares of our common stock solely to cover over-allotments, if any. If Brookstreet exercises this option in full, total selling agent commissions will total $ and the proceeds to the Company after estimated expenses of the offering will total $ if all 2,300,000 shares are sold.

      There is no minimum number of shares we must sell in this offering. Offering proceeds will not be placed in escrow. Upon receipt, offering proceeds will be deposited into the Company’s operating account of and used to conduct the Company’s business affairs. The offering will terminate nine months after the effective date of this prospectus unless terminated sooner by us.

      Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The Selling Agent for this Offering is Brookstreet Securities Corporation.

The date of this prospectus is                     .

PROSPECTUS SUMMARY

      This summary highlights information found in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus carefully, including the section entitled “Risk Factors” beginning on page 3. This prospectus describes our company, finances and products.

About Our Company

      We are a growing developer, manufacturer, marketer and seller of New Age beverages, as well as candies and ice creams. New Age beverages is a category that includes natural soda, fruit juices and fruit drinks, ready-to-drink teas, sports drinks and water. We currently offer 14 beverages, two candies and three ice creams.

      We sell the majority of our products primarily in upscale gourmet and natural food stores and supermarket chains in the United States and, to a lesser degree, in Canada. Historically, most of our beverages were sold in the natural food industry.

      Our current business strategy is to maintain a firm marketing focus in the natural food marketplace while building a national direct sales and distribution force to take our proven products into mainstream market and distribution channels.

      At this time, we produce our carbonated beverages at two facilities. Our Brewery in Los Angeles handles the western half of the United States and we have a contract with The Lion Brewery, Inc., a packing, or co-pack, facility in Pennsylvania for the eastern United States. Our Ginger Juice Brews are co-packed for us in Northern California. Our ice creams are co-packed for us at a dairy in upstate New York.

      We have a national network of natural and specialty food distributors in the United States and Canada. We also have mainstream beverage distributors in select markets. In Southern California, we have our own direct distribution in addition to other local distributors.

      We currently maintain two separate sales organizations, one of which handles natural food sales and the other of which handles mainstream sales. Both sales forces consist of sales managers and sales representatives. The natural food sales force works mainly in the natural and gourmet food stores serviced by the natural and gourmet distributors. Representatives are responsible for the accounts in their territory and they stay on a focused schedule of visits to maintain store and distributor relationships. In the future, we intend to integrate both our distributions and sales forces.

      In December 2000, we purchased an 18,000 square foot warehouse, the Brewery, at 13000 South Spring Street, Los Angeles, California 90061, in an unincorporated area of Los Angeles County, near downtown Los Angeles. This facility serves our principal executive offices, our West Coast bottling plant and our Southern California warehouse facility. Our telephone number is (310) 217-9400.

      Our Internet address is www.reedsgingerbrew.com. Information contained on our website or that is accessible through our website should not be considered to be part of this prospectus.

The Offering

Common Stock being offered	2,000,000 shares

Offering Price	$ per share

Common stock outstanding:

Prior to this offering	4,726,091 shares

After this offering:

if 200,000 shares are sold	4,926,091 shares

if 1,000,000 shares are sold	5,726,091 shares

if all 2,000,000 shares are sold	6,726,091 shares

Use of Proceeds

      We plan to use the net proceeds to hire additional sales representatives, launch new products, pay for retail slotting, expand our brand advertising, update our West Coast production facility, the Brewery, to purchase fully-branded coolers and in-store displays and for working capital.

Summary Financial Information

      The following historical financial information should be read in conjunction with the audited financial statements and the notes to those statements and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The consolidated statements of operations and comprehensive income data with respect to the years ended December 31, 2003 and 2002 and the consolidated balance sheet data at December 31, 2003 are derived from, and are qualified by reference to, the audited financial statements included elsewhere in this prospectus. The historical results are not necessarily indicative of results to be expected for any future periods.

	Six Months Ended June 30,		Years Ended December 31,

	2004	2003	2003	2002

	(Unaudited)	(Unaudited)
Statements of Income Data:
Sales	$4,495,344	$3,262,426	$6,781,776	$6,428,742
Gross profit	871,577	731,629	1,319,571	1,592,609
Selling, general and administrative expenses	795,601	676,339	1,416,518	1,348,827
Income (loss) from operations	75,976	55,290	(96,947)	243,782
Loss before income taxes	(38,037)	(499,408)	(774,367)	(65,812)
Provision for income taxes	—	—	—	—
Net Loss	(38,037)	(499,408)	(774,367)	(65,812)
Net Loss per share, basic and diluted	(0.01)	(0.11)	(0.16)	(0.01)
Weighted average shares used to compute net loss per share	4,726,091	4,721,591	4,724,488	4,721,591

	June 30, 2004	December 31, 2003

	(Unaudited)
Balance Sheet Data:
Total assets	$5,614,486	$4,534,970
Current liabilities	3,384,753	2,541,297
Long-term liabilities, less current portion	1,197,360	1,508,260
Stockholders’ equity	721,473	759,510

RISK FACTORS

      An investment in our common stock is very risky. You should carefully consider the risk factors described below, together with all other information in this prospectus, before making an investment decision. The trading price of our common stock could decline due to any of these risks, and you could lose all or part of your investment. You also should refer to the other information set forth in this prospectus, including our financial statements and the related notes.

Risks Relating to Our Business

We have a history of operating losses. If we continue to incur operating losses, we eventually may have insufficient working capital to maintain operations as presently set forth in our business plan.

      As of June 30, 2004, we had an accumulated deficit of $1,708,823. For the years ended December 31, 2003 and 2002, we incurred losses from operations of $96,947 and $243,782, respectively. If we are not able to begin to earn an operating profit at some point in the future, we eventually may have insufficient working capital to maintain our operations as we presently intend to conduct them. In addition, we may not be able to contribute profit from operations toward the expansion and other business plans discussed in this prospectus.

The beverage business is highly competitive.

      We compete for distributors, shelf space and customers primarily with other New Age beverage companies including:

•	SoBe (owned by Pepsi)

•	Snapple, Mistic, IBC and Stewart’s (owned by Cadbury Schweppes)

•	Henry Weinhard (owned by Phillip Morris)

•	Arizona

•	Hansen’s

•	Knudsen & Sons

•	Jones Sodas

•	A&W Root Beer

•	Blue Sky

•	Natural Brews

      Several of our competitors and potential competitors have financial resources greater than ours, and Pepsi, Cadbury Schweppes and Phillip Morris have substantially greater financial resources than ours. These greater resources permit our competitors to implement extensive advertising and promotional programs, which we have not been, and may not be, able to match. As competitors enter the field, our market share may fail to increase or may decrease despite our efforts to continue to produce superior products with higher quality ingredients and a brewing process that we believe remains a trade secret. See “Business — Competition”.

      Competitors in the soft drink industry include bottlers and distributors of nationally advertised and marketed products as well as chain store and private label soft drinks. The principal methods of competition include: brand recognition, price and price promotion, retail space management, service to the retail trade, new product introductions, packaging changes, distribution methods and advertising.

The loss of our largest customer would substantially reduce revenues.

      During 2003, Trader Joe’s accounted for approximately 15% of our sales and we anticipate that Trader Joe’s will continue to account for more than 10% of our sales in 2004. The loss of Trader Joe’s as a customer would substantially reduce our revenues unless and until we replaced that source of revenue.

Any decrease in the supply of ginger, other key ingredients or finished products, or increase in the prices of such ingredients, could significantly increase our costs and thereby reduce our profits.

      We depend upon an uninterrupted supply of ginger and certain other ingredients, a significant portion of which we obtain overseas, principally from China and Brazil. We obtain almost all of our crystallized ginger from Fiji and our Ginger Chews from Indonesia. Any decrease in the supply of these ingredients or increase in the prices of these ingredients as a result of any adverse weather conditions, pests, crop disease, interruptions of shipment or political considerations, among other reasons, could substantially increase our costs and adversely affect our financial performance.

The loss of any of our third-party suppliers or service providers could impair our operations and substantially reduce our financial results.

      We rely on third parties, called co-packers in our industry, to produce some of our beverages, to produce our glass bottles and to bottle some of our beverages. The loss of our third-party suppliers or service providers could impair our operations and adversely affect our financial performance.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.

      We depend in large part on distributors to distribute our beverages and other products. Most of our outside distributors are not bound by written agreements with us and may discontinue their relationship with us on short notice. Most distributors handle a number of competitive products. In addition, our products are a small part of our distributors’ businesses. The loss of our third-party beverage distributors could impair our operations and adversely affect our financial performance.

Increases in the cost of packaging for our products could reduce our profits.

      We spend significant amounts on packaging for our products, because we consider packaging to be an important component in the sale of our products. If the cost of our packaging increases significantly, the total cost of our products would increase significantly and could adversely affect our financial performance.

If our competitors misappropriate our un-patented proprietary knowledge, trade dress and trade secrets, or develop parallel technology, we may have greater difficulty in competing with them for business.

      We rely primarily on proprietary knowledge (trade secrets) in the production of our beverages, as well as on confidentiality agreements with the companies that produce our beverages and with our some of our employees. If our competitors develop substantially equivalent proprietary information or otherwise obtain access to our knowledge, we will have greater difficulty in competing with them for business, and our market share could decline.

      We regard the protection of our trademarks, trade dress and trade secrets as critical to our future success. We have registered our trademarks in the United States. We also rely on a combination of laws and contractual restrictions, such as confidentiality agreements, to establish and protect our proprietary rights, trade dress and trade secrets. However, laws and contractual restrictions may not be sufficient to protect the exclusivity of our intellectual property rights, trade dress or trade secrets. Furthermore, enforcing our rights to our intellectual property could involve the expenditure of significant management and financial resources. See “Business — Proprietary Rights.”

We face risks associated with product liability claims and product recalls.

      To the extent that our product liability coverage is insufficient, a product liability claim against our products, or products we manufacture for others, could have a material adverse effect on our financial condition. Also, a product liability claim, whether or not successful, or a product recall, could materially damage our reputation or the reputation of our products, adversely affecting our ability to compete effectively and continue to market and sell some or all of our products. We do not maintain product recall insurance at the Brewery.

If we are not able to retain the full-time services of Christopher J. Reed, it will be more difficult for us to manage our operations and our operating performance could suffer.

      Our business is dependent, to a large extent, upon the services of Christopher J. Reed, our founder, President, Chief Executive Officer and Chairman of the Board. We depend on Mr. Reed’s creativity and leadership in running or supervising virtually all aspects of our day-to-day operations. We do not have a written employment agreement with Mr. Reed. In addition, we do not maintain key person life insurance on Mr. Reed. Therefore, in the event of the loss or unavailability of Mr. Reed to us, there can be no assurance that we would be able to locate in a timely manner or employ qualified personnel to replace him. The loss of the services of Mr. Reed or our failure to attract and retain other key personnel over time would jeopardize our ability to execute our business plan and could have a material adverse effect on our business, results of operations and financial condition.

We need to manage our growth and implement and maintain procedures and controls during a time of rapid expansion in our business.

      We are in a period of significant growth in our operations and market opportunities. This expansion has placed, and is expected to continue to place, a significant strain on our management, operational and financial resources. Such growth will require improvements in our operational, accounting and information systems, procedures and controls. If we fail to manage this growth properly, it could divert our limited management and personnel resources from other responsibilities and could adversely affect our financial performance.

Risks Relating to This Offering

We determined the offering price for the shares being offered arbitrarily. The market price for the common stock after the offering may vary from the offering price.

      Prior to this offering, there was no public market for our common stock. We arbitrarily determined the offering price for the shares being offered. The price bears no direct relationship to our assets, earnings, book value or other such criteria of value. For this reason, the market price after the offering may vary from the initial offering price.

There is not yet a public trading market for our securities and if a market develops for our securities, it could be limited, sporadic and highly volatile.

      We cannot assure you that an active market for our shares will be established or maintained in the future. Although it is our intent to seek national market listing or quotation for our common stock, such listing or quotation is not certain. Therefore, if you purchase shares of our common stock and later decide to sell the shares, you may have difficulty selling the shares. Even if a market for our common stock is established, stockholders may have to sell our stock at prices substantially lower than the price they paid for it or might otherwise receive than if a broad public market existed.

Since there is no minimum number of shares which must be subscribed for before we can use the proceeds from sales, our expansion plans will be affected by the number of shares actually sold.

      The speed with which we implement our expansion plans will depend, to a large degree, on the amount of funds available for expansion. Such funds may be provided by the sale of common stock in this offering, our existing lines of credit, revenues from sales, future loans or otherwise. If we sell less than all the shares in this offering, our ability to implement the expansion plans described under “Use of Proceeds” and elsewhere in this prospectus could be delayed, depending on the amount of other funds available to us for such purposes.

You will experience immediate and substantial dilution in this offering.

      The initial public offering price is substantially higher than the net tangible book value of each outstanding share of common stock. Purchasers of common stock in this offering will suffer immediate and substantial dilution. The dilution will be $3.02 per share, or approximately 75%, in the net tangible book value of the common stock from the public offering price if all 2,000,000 shares being offered are sold. The dilution will be $3.45 per share (86%) if only 1,000,000 shares (50%) are sold, and $3.93 per share (98%) if only 200,000 shares (10%) are sold. See “Dilution.”

Our ability to obtain needed additional financing is uncertain.

      We currently believe that our available cash resources, combined with the net proceeds from this offering and cash flow from operations, will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least 12 months after the date of this prospectus. We may need to raise additional funds to respond to business contingencies, which may include the need to:

•	fund more rapid expansion

•	fund additional marketing expenditures

•	enhance our operating infrastructure

•	respond to competitive pressures

•	acquire other businesses

      We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or if they are not available on acceptable terms, our ability to fund the growth of our operations, take advantage of opportunities, develop products or services or otherwise respond to competitive pressures, could be significantly limited.

      Our ability to implement our full business expansion plan is largely dependent upon the outcome of this offering. Assuming no funds from this offering were available, over the next 12 months, we would be able to launch the 750 ml. champagne bottle for approximately three to five of our products, including our Reed’s Ginger Brew, and swing-lid bottles for approximately two of our products. In addition, we would be able to hire approximately two additional sales representatives. Other elements of our expansion plan might have to be curtailed or delayed unless we could find alternative external sources of working capital.

Future financings could adversely affect your ownership interest and rights in comparison with those of other securityholders.

      Our board of directors has the power to issue additional shares of common or preferred stock without stockholder approval. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our existing stockholders will be reduced, and these newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders, including, those persons acquiring shares in this offering.

      If we issue any additional common stock or securities convertible into common stock, such issuance will reduce the proportionate ownership and voting power of each other stockholder. In addition, such stock issuances might result in a reduction of the book value of our common stock.

Because Christopher J. Reed controls a majority of our stock, he can control the outcome, or greatly influence the outcome, of all matters on which stockholders vote.

      Christopher J. Reed, our President, CEO and Chairman of the Board, currently owns approximately 68% of our outstanding voting stock. If all the shares in this offering are sold, Mr. Reed will own approximately 41% of our outstanding voting stock. If 1,000,000 shares in this offering (50%) are sold, Mr. Reed will own approximately 51% of our outstanding voting stock, and if only 200,000 shares in this offering (10%) are sold, he will own approximately 64% of our outstanding voting stock. Therefore, Mr. Reed will be able to control the outcome, or greatly influence the outcome, on all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation, and any merger, consolidation or sale of all or substantially all of our assets or other transaction resulting in a change of control of our company. See “Principal Stockholders.”

A substantial number of our shares will be available for sale in the public market after the offering and sales of those shares could adversely affect our stock price.

      Sales of a substantial number of shares of common stock into the public market after this offering, or the perception that such sales could occur, could substantially reduce our stock price in any public market and could impair our ability to obtain capital through an offering of equity securities. After this offering, we will have 6,726,091 shares of common stock outstanding if all 2,000,000 shares in this offering are sold, 5,726,091 shares of common stock outstanding if 1,000,000 shares in this offering (50%) are sold, and 4,926,091 shares of common stock outstanding if 200,000 shares in this offering (10%) are sold. All the shares of common stock sold in this offering will be freely tradable without restriction or further registration required under federal securities laws.

      Of the shares of our common stock currently outstanding, 4,277,416 shares are “restricted securities” under the Securities Act of 1933, as amended. Some of these “restricted securities” will be subject to restrictions on the timing, manner and volume of sales of such shares. See “Shares Available For Future Resale.”

Our common stock may become subject to “penny stock” regulations that may affect the liquidity for our common stock.

      Our common stock may become subject to the rules adopted by the Securities and Exchange Commission, or SEC, that regulate broker-dealer practices in connection with transactions in “penny stocks.” Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ Stock Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

      The penny stock rules require that a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the SEC, which contains the following:

•	a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading

•	a description of the broker’s or dealer’s duties to the customer and of the rights and remedies available to the customer with respect to violation to such duties or other requirements of Securities’ laws

•	a brief, clear, narrative description of a dealer market, including “bid” and “ask” prices for penny stocks and significance of the spread between the “bid” and “ask” price

•	a toll-free telephone number for inquiries on disciplinary actions; definitions of significant terms in the disclosure document or in the conduct of trading in penny stocks, and

•	such other information and is in such form (including language, type, size and format), as the Commission shall require by rule or regulation.

      Prior to effecting any transaction in penny stock, the broker-dealer also must provide the customer the following:

•	the bid and offer quotations for the penny stock

•	the compensation of the broker-dealer and its salesperson in the transaction

•	the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock

•	the liquidity of the market for such stock, and

•	monthly account statements showing the market value of each penny stock held in the customer’s account.

      In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock such as our common stock if it is subject to the penny stock rules.

FORWARD LOOKING STATEMENTS

      Some of the statements made in this prospectus, including certain statements made under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” constitute forward-looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Private Securities Litigation Reform Act of 1995, or the Act, provides a safe harbor for forward-looking statements made by or on behalf of the Company.

      In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of such terms or other comparable terminology.

      Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievement expressed or implied by such forward-looking statements.

      All statements which address operating performance, events or developments that management expects or anticipates will or may occur in the future including statements related to new products, volume growth, revenues, profitability, adequacy of funds from operations, and/or the Company’s existing credit facility, earnings per share growth, statements expressing management’s opinion about future operating results and non-historical information, are forward-looking statements within the meaning of the Act.

      Management cautions that these statements are qualified by their terms and/or important factors, many of which are outside the control of the Company, involve a number of risks, uncertainties and other factors that could cause actual results and events to differ materially from the statements made, including, but not limited to, the following:

•	The Company’s ability to generate sufficient cash flows to support capital expansion plans and general operating activities;

•	Decreased demand for our products resulting from changes in consumer preferences;

•	Competitive products and pricing pressures and the Company’s ability to gain or maintain its share of sales in the marketplace;

•	The introduction of new products;

•	The Company’s being subject to a broad range of evolving federal, state and local laws and regulations including those regarding the labeling and safety of food products, establishing ingredient designations and standards of identity for certain foods, environmental protections, as well as worker health and safety. Changes in these laws and regulations could have a material effect on the way in which the Company produces and markets its products and could result in increased costs;

•	Changes in the cost and availability of raw materials and the ability to maintain our supply arrangements and relationships and procure timely and/or adequate production of all or any of the Company’s products;

•	The Company’s ability to penetrate new markets and maintain or expand existing markets;

•	Maintaining existing relationship and expanding the distributor network of the Company’s products;

•	The marketing efforts of distributors of the Company’s products, most of whom also distribute products that are competitive with the Company’s products;

•	Decisions by distributors, grocery chains, specialty chain stores, club stores and other customers to discontinue carrying all or any of the Company’s products that they are carrying at any time;

•	The availability and cost of capital to finance the Company’s working capital needs and growth plans;

•	The effectiveness of the Company’s advertising, marketing and promotional programs;

•	Changes in product category consumption;

•	Economic and political changes;

•	Consumer acceptance of new products, including taste test comparisons;

•	Possible recalls of the Company’s products; and

•	The Company’s ability to make suitable arrangements for the co-packing of any of its products.

      Forward-looking statements represent the Company’s estimates and assumptions only as of the date that they were made. The Company expressly disclaims any duty to provide updates to forward-looking statements and the estimates and assumptions associated with them, after the date of this prospectus, except to the extent required by the securities laws.

      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. Because the Company’s actual results could be materially different from the results described or anticipated by the Company’s forward-looking statements, due to the inherent uncertainty of estimates, forecasts and projections, you should not rely on the accuracy of forward-looking statements in this prospectus.

USE OF PROCEEDS

      Estimated net proceeds from this offering, based on an assumed offering price of $4.00 per share and after deducting a 10.0% sales commission, a 2.0% non-accountable broker expense allowance and other offering expenses estimated to range from approximately $200,000 to $275,000, will range from $0 to $6,765,000, depending upon the number of shares we sell in this offering. The offering is being made on a best efforts basis, and we do not know how many shares, if any, will be sold in this offering.

      The primary purposes of this offering are to obtain additional capital, create a public market for our common stock and facilitate future access to public capital markets. In general, we intend to use the net proceeds from this offering to increase working capital, hire additional sales representatives and launch new products. Depending upon the amount raised in this offering, we also plan to purchase and place coolers, in-store displays and other marketing tools; expand brand advertising, fund supermarket slotting fees where applicable and provide for improvements to our West Coast production facility, the Brewery.

      We presently expect to use the estimated net proceeds from the offering substantially as set forth in the table below, if the number of shares indicated are sold in the offering:

	Estimated Amount		Estimated Amount		Estimated Amount
	if 200,000 Shares		if 1,000,000 Shares		if 2,000,000 Shares
	are Sold		are Sold		are Sold
Proposed Use	(10% of Total)		(50% of Total)		(100% of Total)

Additional sales representatives	$128,000	(25)%	$800,000	(24)%	$1,900,000	(28)%
New product launches	100,000	(20)%	250,000	(8)%	375,000	(6)%
Retail slotting	0	(0)%	750,000	(23)%	1,500,000	(22)%
Brand advertising	0	(0)%	750,000	(23)%	1,500,000	(22)%
Cooler and in-store displays	0	(0)%	300,000	(9)%	600,000	(9)%
West Coast Brewery	0	(0)%	150,000	(4)%	150,000	(2)%
Working capital	276,000	(55)%	295,000	(9)%	$740,000	(11)%

Total Estimated Net Proceeds	$504,000	(100)%	$3,295,000	(100)%	$6,765,000	(100)%

      Additional Sales Representatives. We will be able to hire from two to approximately 30 new sales representatives, depending upon the net proceeds of this offering.

      New Product Launches. We will be able to launch from between five and approximately 20 new products, by which we mean SKUs, depending upon the net proceeds of this offering.

      Retail Slotting. We plan to place some of our products in up to 30,000 new stores. Some stores, particularly chains, require slotting fees to place product on store shelves. Currently, we do not pay slotting fees to place a majority of our products in stores. However, in the future, we may have to pay slotting fees, depending upon the type of stores and chains where we place our products. See “Business — Our Primary Markets — Mainstream Supermarkets”.

      Brand Advertising. We plan to use strategic consumer and trade targeted advertising to build brand awareness, and support existing and new product placements. Our advertising plans include print ads in magazine and newspapers, public relations events and consumer event sponsorships at which we offer samples of our products.

      Cooler and In-store Display Programs. Our marketing plans include placing up to 2,000 Reed’s branded refrigerated coolers and Reed’s branded in-store displays, which we call Kegerators, throughout the United States and, to a lesser degree, in Canada. We consider coolers and in-store displays to be efficient and proven marketing tools.

      West Coast Brewery. Depending upon the net proceeds of this offering, we intend to purchase packaging automation equipment for the Brewery. This will allow us to increase production capacity and overall time that our products can be in production, while decreasing labor costs.

      In June 2004, we entered into a revolving loan and security agreement pursuant to which we are able to borrow up to $1,100,000. See “Management’s Discussion and Analysis and Results of Operations — Liquidity and Capital Resources.” We intend to use all or a portion of any funds borrowed pursuant to this loan agreement, in addition to the proceeds from the sale of the shares in this offering, for the uses described above.

      If fewer than all 2,000,000 shares are sold in this offering, we will reduce or eliminate some proposed uses as described in the table above. The speed with which we expand our marketing and advertising for our products, and the number of products we offer to the public, depends in large part on the number of shares of common stock sold in this offering. If only a limited number of shares are sold, our expansion plans will take substantially longer to implement.

      Assuming no funds from this offering were available, over the next twelve months, we would be able to launch the 750 ml. champagne bottle for approximately three to five of our products, including our Reed’s Ginger Brew, and swing-lid bottles for approximately two of our products. In addition, we would be able to hire approximately two additional sales representatives. Other elements of our expansion plan might have to be curtailed or delayed unless we could find alternative external sources of working capital.

      We cannot assure you that the above dollar amounts will be specifically allocated as set forth in the foregoing table. Our management has discretion in the application of the actual net proceeds of the offering. Allocation of net proceeds is further subject to future events including changes in general economic conditions, changes in our strategy and our response to competitive pressures and consumer preferences associated with the products we sell. Pending ultimate application, the net proceeds will be invested in interest-bearing securities guaranteed by the United States government or its agencies.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expansion of our business.

      We are obligated to pay a non-cumulative 5% dividend from lawfully available assets to the holders of our Series A preferred stock. See “Description of Our Securities — Preferred Stock”.

CAPITALIZATION AS OF JUNE 30, 2004

      The following table sets forth our capitalization as of June 30, 2004 and as adjusted to reflect the sale by us of 2,000,000 shares of common stock in this offering and the application of the estimated net proceeds, assuming an offering price of $4.00 per share, after deducting selling agent discounts and commissions and estimated offering expenses. The information in the table below is qualified by, and should be read in conjunction with, our audited financial statements and related notes appearing elsewhere in this prospectus. The following table assumes that the selling agents does not exercise its over-allotment option and excludes the following shares:

•	17,500 shares of common stock issuable upon exercise of outstanding options issued by us under our 2001 Stock Option Plan at a weighted average exercise price of $3.21;

•	482,500 additional shares of common stock reserved for future issuance under our 2001 Stock Option Plan;

•	55,000 shares of common stock issuable upon exercise of outstanding options, other than outstanding options issued under our 2001 Stock Option Plan, at a weighted average exercise price of $2.43;

•	848,876 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $1.94; and

•	200,000 shares reserved for future issuance under the selling agent’s warrant.

	June 30, 2004	As adjusted

	(unaudited)
Current liabilities:
Current portion of long-term debt	$383,000
Lines of credit	1,015,327
Other liabilities	1,986,426

Total current liabilities	3,384,753

Long-term liabilities
Long-term debt	937,466
Notes payable to related parties	259,894

Total long-term liabilities	1,197,360

Proceeds received prior to the issuance of preferred stock	310,900

Stockholders’ equity:
Common stock — par value $.0001 per share:
Authorized — 50,000,000 shares
Issued and outstanding — 4,726,091 shares	472
Additional paid-in capital	2,429,824
Accumulated deficit	(1,708,823)

Total stockholders’ equity	721,473

Total capitalization	$5,614,486

DILUTION

      Our net tangible book value at June 30, 2004 was $(149,829), or $(0.03) per share. Our net tangible book value per share is determined by subtracting the total amount of our liabilities from the total amount of our tangible assets and dividing the remainder by the weighted average number of shares of our common stock outstanding.

      The as adjusted net tangible book value after this offering will be $6,615,171, after deducting estimated expenses of this offering, or $0.98 per share, if all the shares in this offering are sold at an assumed offering price of $4.00 per share. Therefore, purchasers of shares of common stock in this offering will realize a minimum dilution of $3.02 per share, or about 75% of their investment. If fewer than all shares offered hereby are sold, the dilution will be greater. The following table illustrates this dilution, assuming all 2,000,000 shares in this offering are sold:

Offering price per share of common stock		$4.00
Net tangible book value per common share at June 30, 2004	(0.03)
Increase per common share attributable to new investors	1.01

Net tangible book value per share of common stock after the offering		.98

Dilution per share of common stock to new investors		$3.02

      If only 1,000,000 shares of common stock (50%) are sold in this offering, the as adjusted book value per share after the offering will be $0.55, and purchasers in this offering will realize an immediate dilution of $3.45 per share (approximately 86% of their investment). If only 200,000 shares of common stock (10%) are sold in this offering, the as adjusted book value per share after the offering will be $0.07, and purchasers in this offering will realize an immediate dilution of $3.93 per share (approximately 98% of their investment).

      During the five years prior to the date of the prospectus, the Company sold shares of common stock for prices ranging from $1.00 to $4.00 per share.

      Additional dilution, not reflected in the foregoing table, will result to the extent that outstanding options and warrants to purchase our common stock are exercised, or convertible debt or our Series A convertible preferred stock is converted into shares of our common stock. As of June 30, 2004, we had outstanding options and warrants to purchase an aggregate of 921,376 shares of common stock at a weighted average exercise price of $2.04 per share.

      As of June 30, 2004, we had outstanding an aggregate $238,022 of convertible debt, including accrued and unpaid interest, to purchase an aggregate of 118,261 shares of common stock at a weighted average exercise price of $2.13 per share. In October 2004, $255,000 of debt was converted into 25,500 shares of Series A convertible preferred stock. In October 2004, we also issued 33,790 shares of Series A convertible preferred stock to investors who purchased such shares for $10.00 per share. Each share of our Series A convertible preferred stock can be converted into four shares of common stock, meaning that the aggregate of 59,290 shares of Series A convertible preferred stock currently outstanding can be converted into an aggregate of 237,160 shares of common stock, at a weighted average price of $2.50 per share. Those issuances are not shown above, because their effect is to increase the tangible book value per share and, therefore, are not dilutive to purchasers of shares of common stock in this offering. However, if the holders of Series A convertible preferred stock convert such stock to common stock, such conversion would have a dilutive effect at such time.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion and analysis in conjunction with our consolidated financial statement and related notes included elsewhere in this prospectus. Except for historical information, the following discussion and analysis contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. See “Forward Looking Statements”, beginning at page 8 of this prospectus.

Overview

      We develop, manufacture, market and sell “alternative” or “New Age” beverages and assorted foods. We currently manufacture, market and sell six unique product lines:

•	Reed’s Ginger Brews

•	Virgil’s Root Beer

•	China Cola

•	Reed’s Ginger Juice Brews

•	Reed’s Ginger Candies

•	Reed’s Ginger Ice Creams

      We currently distribute and sell our products through a network of natural, gourmet and independent distributors, as well as through our growing in-house direct sales and distribution team, throughout the United States and, to a lesser extent, in Canada. In 2003, we implemented direct sales to several large national retail accounts. These accounted for approximately 3% of our sales in 2003 and approximately 8% of our sales in the first six months of 2004. In addition, in 2003 we created our own distribution system in southern California. This accounted for approximately 2% of our sales in 2003 and approximately 4% of our sales in the first half of 2004.

      New products, or SKUs, that we launched in 2003 include a 5-liter “party keg” version of our Virgil’s Root Beer and Virgil’s Cream Soda in 12-ounce long neck bottles. Both of these high-margin items continue to contribute to growth of our sales for 2003 and 2004.

      In 2003, we expanded our marketing from our historical focus on natural and gourmet foods to include more mainstream markets. These efforts include selling our products directly to accounts, primarily Costco, BJ Wholesale and Cost Plus World Markets. In addition, through our current North American natural and gourmet distributors, we have focused sales to the natural food section of mainstream supermarket chains. This has resulted in our products now being sold in Safeway, Kroger’s and numerous other national supermarket chains. Our local distribution in southern California is placing our products directly into accounts locally, including Ralph’s, Bristol Farms and many independent accounts.

      We gauge the financial success of our company by a number of different parameters. Because our industry typically values companies on a top-line basis, one of our main company goals is to increase net sales. We continue to increase net sales each year. Net sales have increased from $6.2 million in 2001 to $6.4 million in 2002 to $6.8 million in 2003 and are on track for further year-over-year growth in 2004. We believe that the increase in net sales comes from three sources: successes in our new local distribution, increases in our core business and our new direct sales to large retailers.

      Almost as important as increasing our net sales is increasing our gross margins. We continue to work to reduce costs related to production of our products. In 2002, we purchased and outfitted a West Coast production facility, the Brewery, in part to help reduce both production costs and freight costs associated with our West Coast sales. Gross profits declined after the construction of the Brewery. Gross margins decreased from 24.8% in 2002 to 19.5% in 2003, and remained at 19.4% for the first six months of 2004. We believe that the inefficiencies commensurate with a start-up period for the Brewery have been a principal cause of the decline of our gross margins since the Brewery’s acquisition. We expect gross margins to begin increasing in the second half of 2004, as the Brewery attains greater functionality and efficiencies. As the Brewery continues to become more fully operational, we believe that we will see greater margin improvements due to freight and production savings.

      In addition, through the Brewery, we have increased our capability to offer specialty beverage packaging options not typically available in the marketplace, such as our new 5-liter party keg line and our new 750 ml. champagne bottle line. We also intend to continue to work at keeping the growth of general and administrative and selling expenses lower, in order to improve our profitability.

      As oil prices continue to rise, our freight rates, which run at approximately 8% of net sales, have been increasing. We currently see freight rates increasing by an additional 5%-to-10% in the near term. On the other hand, we expect that the Brewery will counter this trend, at least in part, by reducing our need for cross-country freight services.

      Consumers have been demanding lower carbohydrate products. This trend does not seem to have affected our sales growth in 2004. We are watching this trend closely and have started developing low-carbohydrate versions of some of our beverages.

      The trend towards continued consolidation of the beverage distribution industry through mergers and acquisitions has inspired us to start our own direct distribution locally in southern California and nationally to key large retailers. Consolidation among natural foods industry distributors has not had an affect on our sales. However, this consolidation may limit the distributor options outside natural foods to service mass-market food accounts.

Critical Accounting Policies

      The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. GAAP requires the Company to make estimates and assumptions that affect the reported amounts in our consolidated financial statements including various allowances and reserves for accounts receivable and inventories, the estimated lives of long-lived assets and trademarks and trademark licenses, as well as claims and contingencies arising out of litigation or other transactions that occur in the normal course of business. The following summarize the most significant accounting and reporting policies and practices of the Company:

      Trademark License and Trademarks. Trademark license and trademarks primarily represent the costs paid by the Company for exclusive ownership of the Reed’s® trademark in connection with the manufacture, sale and distribution of beverages and water and non-beverage products. The Company also owns the Virgil’s® trademark and the China Cola® trademark. In addition, the Company owns a number of other trademarks in the United States as well as in a number of countries around the world. During 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. Under the provisions on SFAS No. 142, the Company discontinued amortization on indefinite-lived trademark licenses and trademarks while continuing to amortize remaining trademark licenses and trademarks over one to 25 years.

      In accordance with SFAS No. 142, we evaluate our non-amortizing trademark license and trademarks annually for impairment. We measure impairment by the amount that the carrying value exceeds the estimated fair value of the trademark license and trademarks. The fair value is calculated by reviewing net sales of the various beverages and applying industry multiples. Based on our annual impairment analysis performed in the fourth quarter of 2003 and our analysis of the trademark license and trademarks for the quarter ended June 30, 2004, the estimated fair values of trademark license and trademarks exceeded the carrying value.

      Long-Lived Assets. Management regularly reviews property, equipment and other long-lived assets, including identifiable amortizing intangibles, for possible impairment. This review occurs annually, or more frequently if events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. If there is indication of impairment of property and equipment or amortizable intangible assets, then management prepares an estimate of future cash flows (undiscounted and without interest charges) expected to result from the use of the asset and its eventual disposition. If these cash flows are less than the carrying amount of the asset, an impairment loss is recognized to write down the asset to its estimated fair value. The fair value is estimated at the present value of the future cash flows discounted at a rate commensurate with management’s estimates of the business risks. Annually, or earlier, if there is indication of impairment of identified intangible assets not subject to amortization, management compares the estimated fair value with the carrying amount of the asset. An impairment loss is recognized to write down the intangible asset to its fair value if it is less than the carrying amount. Preparation of estimated expected future cash flows is inherently subjective and is based on management’s best estimate of assumptions concerning expected future conditions. No impairments were identified as of June 30, 2004.

      Management believes that the accounting estimate related to impairment of its long lived assets, including its trademark license and trademarks, is a “critical accounting estimate” because: (1) it is highly susceptible to change from period to period because it requires management to estimate fair value, which is based on assumptions about cash flows and discount rates; and (2) the impact that recognizing an impairment would have on the assets reported on our consolidated balance sheet, as well as net income, could be material. Management’s assumptions about cash flows and discount rates require significant judgment because actual revenues and expenses have fluctuated in the past and are expected to continue to do so.

      In estimating future revenues, we use internal budgets. Internal budgets are developed based on recent revenue data for existing product lines and planned timing of future introductions of new products and their impact on our future cash flows.

      Advertising and Promotional Allowances. The Company accounts for advertising production costs by expensing such production costs the first time the related advertising is run. In addition, the Company supports its customers, including distributors, with promotional allowances, a portion of which is utilized for marketing and indirect advertising by them. In certain instances, a portion of the promotional allowances payable to customers based on the levels of sales to such customers, the Company estimates promotion requirements or expected use of the allowances. If the level of sales, promotion requirements or use of the allowances are different from such estimates, the promotional allowances could, to the extent based on estimates, require adjustments.

      Accounts Receivable. The Company evaluates the collectibility of its trade accounts receivable based on a number of factors. In circumstances where the Company becomes aware of a specific customer’s inability to meet its financial obligations to the Company, a specific reserve for bad debts is estimated and recorded which reduces the recognized receivable to the estimated amount the Company believes will ultimately be collected. In addition to specific customer identification of potential bad debts, bad debt charges are recorded based on the Company’s historical losses and an overall assessment of past due trade accounts receivable outstanding.

      Inventories. Inventories are stated at the lower of cost to purchase and/or manufacture the inventory or the current estimated market value of the inventory. The Company regularly reviews its inventory quantities on hand and records a provision for excess and obsolete inventory based primarily on the Company’s estimated forecast of product demand and/or its ability to sell the product(s) concerned and production requirements. Demand for the Company’s products can fluctuate significantly. Factors that could affect demand for the Company’s products include unanticipated changes in consumer preferences, general market conditions or other factors, which may result in cancellations of advance orders or a reduction in the rate of reorders placed by customers. Additionally, management’s estimates of future product demand may be inaccurate, which could result in an understated or overstated provision required for excess and obsolete inventory.

      Income Taxes. Current income tax expense is the amount of income taxes expected to be payable for the current year. A deferred income tax asset or liability is established for the expected future consequences of temporary differences in the financial reporting and tax bases of assets and liabilities. The Company considers future taxable income and ongoing, prudent and feasible tax planning strategies, in assessing the value of its deferred tax assets. If the Company determines that it is more likely than not that these assets will not be realized, the Company will reduce the value of these assets to their expected realizable value, thereby decreasing net income. Evaluating the value of these assets is necessarily based on the Company’s judgment. If the Company subsequently determined that the deferred tax assets, which had been written down, would be realized in the future, the value of the deferred tax assets would be increased, thereby increasing net income in the period when that determination was made.

Recent Accounting Pronouncements

      In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, “Consolidation of Variable Interest Entities”, an interpretation of Accounting Research Bulletin (“ARB”) No. 51 “Consolidated Financial Statement”. In December 2003, the FASB issued a revised version of FIN 46 (FIN 46R) that replaced the original FIN 46.

      Interpretation No. 46R addresses consolidation by business enterprises of variable interest entities, which have one or both of the following characteristics: (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated support from other parties, which is provided through other interest that will absorb some or all of the expected losses of the entity; (ii) the equity investors lack one or more of the following essential characteristics of a controlling financial interest, the direct or indirect ability to make decisions about the entities activities through voting rights or similar rights; or the obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities; the right to receive the expected residual returns of the entity if they occur, which is the compensation for the risk of absorbing the expected loss.

      Interpretation No. 46R, also requires expanded disclosures by the primary beneficiary (as defined) of a variable interest entity and by an enterprise that holds a significant variable interest in a variable interest entity but is not the primary beneficiary. Interpretation No. 46 as revised, applies to small business issues no later than the end of the first reporting period that ends after December 15, 2004.

      This effective date includes those entities to which Interpretation No. 46R had previously been applied. However, prior to the required application of Interpretation No. 46R, a public entity that is a small business issuer shall apply Interpretation No. 46R or this Interpretation to those entities that are considered to be special-purpose entities no later than as of the end of the first reporting period that ends after December 15, 2003.

      Interpretation No. 46R may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated.

      In June 2003, the FASB issued an Exposure Draft for a proposed statement of financial accounting standards (“SFAS”) entitled “Qualifying Special Purpose Entities (“QSPE”) and Isolation of Transferred Assets”, an amendment of SFAS No. 140 (“The Exposure Draft”). The Exposure Draft is a proposal that is subject to change and as such is not yet authoritative. If the proposal is enacted in its current form, it will amend and clarify SFAS 140. The Exposure Draft would prohibit an entity from being a QSPE if it enters into an agreement that obligated a transferor of financial assets, its affiliates or its agents to deliver additional cash or other assets to fulfill the special-purposes entity’s obligation to beneficial interest holders.

      In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS No. 149 amends and clarifies financial accounting reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The changes in SFAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. This statement is effective for contracts entered into or modified after June 30, 2003 and all of its provisions should be applied prospectively.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity’. SFAS No. 150 changes the accounting for certain financial instruments with characteristics of both liabilities and equity that, under previous pronouncements, issuers could account for as equity. The new accounting guidance contained in SFAS No. 150 requires that those instruments be classified as liabilities in the balance sheet.

      SFAS No. 150 affects the issuer’s accounting for three types of freestanding financial instruments. One type is mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash and other assets. A second type includes put options and forward purchase contracts, which involves instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. The third type of instruments that are liabilities under this Statement is obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s shares.

      SFAS No. 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirely. Most of the provisions of SFAS No. 150 are consistent with the existing definition of liabilities in FASB Concepts Statement No. 6, “Elements of Financial Statements”. The remaining provisions of this SFAS are consistent with the FASB’s proposal to revise that definition to encompass certain obligations that a reporting entity can or must settle by issuing its own shares. This SFAS shall be effective for financial instruments entered into or modified after May 31, 2003 and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of a non-public entity, as to which the effective date is for fiscal periods beginning after December 15, 2003.

      The Company does not believe that the adoption of the above recent pronouncements will have a material effect on the Company’s consolidated financial position or results of operations.

Results of Operations

Six Months Ended June 30, 2004 Compared to Six Months Ended June 30, 2003

      Net sales increased by $1,232,918, or 37.8%, from $3,262,426 in the first six months of 2003 to $4,495,344 in the first six months of 2004. This increase was primarily a result of sales growth of existing products (21.2%) and the introduction of new products (16.6%).

      As a percentage of net sales, gross profit decreased from 22.4% in the first six months of 2003 to 19.4% in the first six months of 2004. This decrease was primarily the result of inefficiencies with the start-up of the Brewery, increased freight costs related to fuel costs increases and the colder winter caused by the need to have more freight shipped by more expensive, and temperature controlled trucks to avoid freezing product.

      Selling expenses increased by $44,995, or 15.4%, from $291,283, in the first six months of 2003, to $336,278 in the first six months of 2004, and decreased as a percentage of net sales from 8.9% in the first six months of 2003, to 7.5% in the first six months of 2004. The increase in selling expenses was primarily attributable to the increase in the sales force (7.1%) and increased advertising and promotional expenses (8.8%).

      General and administrative expenses increased by $74,267, or 19.3%, from $385,056 in the first six months of 2003 to $459,323 in the first six months of 2004, and decreased as a percentage of net sales from 11.8% in the first six months of 2003 to 10.2% in the first six months of 2004. The increase is primarily attributable to increased payroll expenses due to increases in staff to handle the growth in our operations.

      Interest expense decreased from $128,152 in the first six months of 2003, to $114,013 in the first six months of 2004. This decrease is primarily attributable to the fact that the Company had lower interest expenses in the first six months of 2004 due to refinancing its receivable line of credit at lower interest rates with a new lender, Bay Business Credit. In addition, in 2003, the Company expensed $426,546 for a public offering of its common stock, which offering was withdrawn.

Twelve Months Ended December 31, 2003 Compared to Twelve Months Ended December 31, 2002

      Net sales increased by $353,034, or 5.5%, from $6,428,742 in 2002 to $6,781,776 in 2003. The net sales increase was primarily the result of sales growth of existing products in existing accounts (1.4%), and the new products (4.1%).

      As a percentage of net sales, gross profit decreased from 24.8% in 2002 to 19.5% in 2003. This decrease was due to increased depreciation from bringing our West Coast facility online (0.5%), freight costs increase for raw materials (1.1%) and the labor and material losses due to the start-up of our West Coast facility (3.7%).

      Selling expenses increased by $79,296, or 13.7% from $578,964 in 2002 to $658,260 in 2003 and increased as a percentage of net sales from 9.0% in 2002 to 9.7% in 2003. The increase in selling expenses was primarily due to an increased use of outside food brokers (6.4%) and the increased size of the direct hired sales force (7.3%)

      General and administrative expenses increased by $395, from $757,863 in 2002 to $758,258 in 2003 and decreased as a percentage of net sales from 11.8% in 2002 to 11.2% in 2003. Accounting expenses decreased 82% from 2002 to 2003. This is primarily due to the fact that the Company incurred significant accounting expenses in 2002 in connection with the preparation of a registration statement for a public offering of common stock, which was filed in 2002; that registration statement was later withdrawn. In 2003, utilities increased 268% and insurance increased 47% due to the opening of our West Coast facility.

      Interest expense was $250,738 in 2003, compared to interest expense of $309,594 in 2002. The Company had lower interest expenses in 2003 due to refinancing its receivable line of credit at lower interest rates with a new lender, Bay Business Credit. In 2003, the Company expensed a withdrawn public offering of its common stock, in the amount of $426,682.

Twelve Months Ended December 31, 2002 Compared to Twelve Months Ended December 31, 2001

      Net sales increased by $240,521, or 3.9%, to $6,428,742 in 2002 from $6,188,221 in 2001. The net sales increase was primarily a result of sales growth of existing products in existing accounts (1.6%) and the new organic ginger juice line (2.3%).

      As a percentage of net sales, gross profit increased to 24.8% in 2002 from 20.6% in 2001. This increase was primarily the result of cost cutting in packaging and raw materials.

      Selling expenses decreased by $79,025 or 12.0% to $578,964 in 2002 from $657,989 in 2001 and decreased as a percentage of net sales to 9.0% in 2002 from 10.6% in 2001. The decrease in selling expenses was due to a reduced sales staff (3.4%), a reduction in advertising and promotion expenses (4.1%), a reduced reliance on outside food brokers (2.6%) and the ending of the royalty payments with respect to the purchase of China Cola (1.9%).

      General and administrative expenses decreased by $179,666, or 19.2%, to $757,863 in 2002 from $937,529 in 2001 and decreased as a percentage of net sales to 11.8% in 2002 from 15.1% in 2001. This decrease was primarily attributable to a reduction of staff and general cost cutting measures in 2002.

      Interest expense was $309,594 in 2002, compared to interest expense of $204,457 in 2001. In 2002, the Company had higher interest expense due to the new line of credit from its former lender, Alco Financial.

Liquidity and Capital Resources

      Historically, we have financed our operations primarily through private sales of common stock and convertible debt, a line of credit from a financial institution and cash generated from operations.

      As of June 30, 2004, we had a working capital deficit of $355,246, compared to a working capital deficit of $589,659 as of December 31, 2003. This decrease in our working capital deficit was primarily attributable to increased cash, accounts receivable and inventory, as a result of increases in sales and cash flows from operations. These factors more than offset increases in accounts payable. In addition, working capital increased due to borrowings from our line of credit.

      As of June 30, 2004, cash was $173,075, compared to $12,930 as of December 31, 2003. Net cash used in operating activities was approximately $247,427 for the six months ended June 30, 2004, primarily due to an increase in the receivables and inventory, offset by an increase in accounts payable. We used $57,214 in investing activities for the six months ended June 30, 2004, primarily for the purchase of equipment for our West Coast Brewery. Cash flow from financing activities was $464,786 for the six months ended June 30, 2004 as a result of increased borrowing from our line of credit and the collection of $310,900 of net proceeds in connection with our offering of preferred stock in 2004.

      Our trade accounts receivable, net, was $1,329,729 at June 30, 2004, an increase of $763,672 (134.9%) over our accounts receivable, net, of $566,057 at December 31, 2003. The increase in accounts receivable was due primarily to an increase in sales and not to any change in our credit policy.

      Of the aggregate principal amount of $420,000 that the Company borrowed from various investors in 2001 and which loans have an extended maturity date in October 2004, $116,000 was repaid by the Company on or before June 30, 2004, $224,000 ($255,000 including interest) was converted into shares of Series A preferred stock in October 2004 and $80,000 remains outstanding. The Company has been in recent contact with these debt holders regarding these amounts and believes that the debt holders will cooperate with the Company in agreeing to a further extended maturity date.

      We do not have any current material commitments for capital expenditures.

      On June 25, 2004, we renewed our credit facility with Bay Business Credit. The credit facility consists of a one-year revolving line of credit of up to $1,100,000, which expires on June 25, 2005. The amount available for borrowing from time to time under the revolving line of credit is dependent upon the levels of certain eligible accounts receivable and inventory. As of June 30, 2004, we had an outstanding balance of $931,989 under the line of credit, based on eligible accounts receivable and inventory at that time. Borrowings under the credit facility bear interest at the prime rate plus 9% per annum (13.0% as of June 30, 2004).

      This revolving line of credit is secured by all of our assets, including accounts receivable, inventory, trademarks and other intellectual property, and equipment. The credit facility does not impose any financial covenants on us.

      On December 11, 2000, we borrowed $748,000 from the U.S. Bank National Association, guaranteed by the U.S. Small Business Administration, which we used to finance the purchase of the Brewery. At the same time, we borrowed $168,000 from U.S. Bank National Association, guaranteed by the U.S. Small Business Administration, which we used to make improvements at the Brewery. The interest for these loans is prime plus 1% (5.0% as of June 30, 2004), and the loans mature in 25 years. Our founder and CEO, Christopher J. Reed, has personally guaranteed these loans. Payments under the loans are current.

      In the second quarter of 2004, we began a private placement of Series A convertible preferred stock. We raised $337,900 ($310,900, net of offering expenses), from the sale of 33,790 shares of Series A convertible preferred stock and a number of our debt holders converted an aggregate of approximately $255,000 of debt to 25,500 shares of Series A preferred stock. As of June 30, 2004, the necessary filings to create the Series A preferred stock under Delaware law had not yet been completed. Therefore, these amounts are shown as debt on our balance sheet at such date but will be reclassified when the Series A preferred stock is actually issued.

      On September 24, 2004, we obtained a line of credit in the amount of approximately $280,000 with Merrill Lynch. The loan was co-signed by Robert T. Reed, Jr., our Vice President and National Sales Manager — Mainstream and a brother of our founder and CEO, Christopher J. Reed. Robert Reed also pledged his stock account at Merrill Lynch as collateral. The line of credit bears interest at a rate of rate of 3.785% plus LIBOR (5.815% as of October 28, 2004). In consideration for Mr. Reed’s pledging his stock account at Merrill Lynch as collateral, the Company pays Mr. Reed 5% per annum of the amount the Company borrows from Merrill Lynch. See “Certain Relationships and Related Transactions”.

      On September 28, 2004, we obtained a loan for $150,000 from Bay Business Credit secured by certain plant equipment. This loan bears interest at prime plus 10% (14.75% as of October 28, 2004) and matures in October 2007.

      During the next six months, we expect to reduce our raw materials inventory by approximately $150,000, resulting in additional revenue to the Company approximately in this amount. We built up this inventory by purchasing beverage bottles in a foreclosure proceeding of an unrelated party. We expect the Brewery to start utilizing this glass inventory in the fourth quarter of 2004.

      As a result of our cash reserves and the combination of the recent private stock offering and new borrowings, we believe that we have adequate resources to fund the operations of the Company, without implementing most of our business expansion plan, for at least the next 12 months.

Inflation

      Although management expects that our operations will be influenced by general economic conditions, we do not believe that inflation has a material effect on our results of operations.

BUSINESS

Background

      We are a growing developer, manufacturer, marketer and seller of New Age beverages, as well as candies and ice creams. New Age beverages is a category that includes natural soda, fruit juices and fruit drinks, ready-to-drink teas, sports drinks and water.

      We currently offer 14 beverages, including six varieties of Reed’s Ginger Brews, Virgil’s Root Beer and Cream Soda, China Cola and Cherry China Cola, and four varieties of a new line of non-carbonated ginger brews called Reed’s Ginger Juice Brews. Our recent products include Reed’s Crystallized Ginger Candy, Reed’s Crystallized Ginger Baking Bits, Reed’s Ginger Candy Chews, Reed’s Original Ginger Ice Cream, Reed’s Chocolate Ginger Ice Cream and Reed’s Green Tea Ginger Ice Cream.

      We sell the majority of our products primarily in upscale gourmet and natural food stores and supermarket chains in the United States and, to a lesser degree, in Canada. Historically, most of our beverages were sold in the natural food industry.

      Our current business strategy is to maintain a firm marketing focus in the natural food marketplace while building a national direct sales and distribution force to take our proven products into mainstream market and distribution channels. Key elements of our business strategy include:

•	increased direct sales and distribution;

•	increased store placement in mass market;

•	strong national distributor relationships;

•	stimulating strong consumer demand for our existing brands and products;

•	developing additional unique alternative beverage brands and other products; and

•	specialty packaging like our 5-liter party kegs, our ceramic swing-lid bottle and our 750 ml. champagne bottle.

      Our current sales efforts are focused in three areas. Our first area of focus is sales to natural and specialty food stores in the United States and, to a lesser degree, Canada, through our regional sales people in conjunction with regional food brokerage organizations. The second area of focus is our local direct store distribution program, using Company-owned trucks and drivers to service a majority of our retail accounts in southern California. The third area of focus is our sales effort selling directly to large retailers and to mainstream beverage distributors. We believe that all three sales efforts are contributing to our growth. We intend to continue to expand our sales personnel in each of these three sales efforts.

      We are developing new packaging options of our most successful products. These new packaging options are 750 ml. champagne bottle versions, European swing lid-style bottles and 5-liter party kegs. These new packaging options are being utilized in all three sales efforts.

      We create consumer demand for our products in the following ways: we support sampling programs of our products that sample approximately 30,000 people a week, we generate free press through our in house public relations, we advertise in national magazines targeting our customers, we maintain a company website and we participate in large public events as sponsors.

      In addition, our Brewery recently started contracting, or co-packing, production for other companies’ products, although this is a small part of our business. We do not maintain product recall insurance at the Brewery. Generally, we believe that we maintain adequate insurance coverage for our business as it is currently conducted.

      Our business expansion plans are contingent to a great extent by the success of this offering. If all or most of the shares being offered hereby are sold, we will be able to increase substantially our marketing, advertising and distribution, as well as the number of products we offer. If only a smaller number of shares are sold, we will need to expand at a much slower rate.

      Our principal executive offices are located at 13000 South Spring Street, Los Angeles, California 90061. Our telephone number is (310) 217-9400. Our Internet address is www.reedsgingerbrew.com. Information contained on our website or that is accessible through our website should not be considered to be part of this prospectus.

      We were incorporated in 1991 in Florida as Original Beverage Corporation. In October 2001, we changed our state of incorporation to Delaware and also changed our name to Reed’s, Inc.

Development of Our Business

Founder’s Statement

      When I first started thinking about starting a business in 1987, I wanted to do something that would be beneficial to the planet. My background as an herbalist and natural healing hobbyist gave me a deep respect for Mother Nature’s remedies. I particularly respect ginger as a natural healing agent. I looked at the marketplace and saw that ginger products, particularly ginger ale, were missing any real ginger content and, with that, any real ginger health benefits. I decided to create a real ginger ale.

      But first, I wanted to find out what people drank before all these high tech soft drinks existed. I wanted the whole wheat version of soft drinks, made fresh, without so much technology. My research brought me in contact with old texts showing brewed herbal beverages used as much for health as for drinking pleasure. These recipes included ginger ales from our log cabin days and even before. This inspired me to create my own beverages in a way that was not just considered natural because they avoided preservatives and artificial ingredients, but were brewed from real roots to give true function and health benefits. One thing lead to another and soon our Original Ginger Brew was out the door and in the market.

      My vision for our company is to keep growing the brands further and further into the mainstream. I want to see healthier beverage options more readily available throughout the United States and beyond. Many people already buy our drinks for their range of benefits and, in addition to offering them a delicious natural non-alcoholic beverage, I want to reach out and educate people on the benefits our beverages offer through the regular consumption of ginger.

      Along the way, we have acquired some fun natural beverages to add to our family of products, such as China Cola and Virgil’s Root Beer. They fit my standard as real natural beverages. These brands are consistent with my goal of keeping affordable natural options in the marketplace for those consumers who want a healthier choice. These brands also add breadth and dimension to our business and make our model for growth more efficient.

      I am very excited about our new plant, the Brewery. It makes it very easy for me to create and improve our recipes. It has also been an inspiration, allowing all of us to consider new and creative packaging options that we can produce in-house, such as European swing-lid bottles, 5-liter kegs, 750 ml. champagne bottles and draft kegs.

      I expect us to continue to innovate in terms of what new products we create, the markets we reach and how we distribute our products in the future. We have many exciting ideas. As the marketplace evolves, we hope to keep on the leading edge of beverage creation.

Recent Developments

      In June 1987, Christopher J. Reed, our founder and CEO, began development of Reed’s Original Ginger Brew, his first beverage creation. After two years of development, it was ready for market in June 1989. Initial sales were in 11 southern California stores.

      By 1990, we brought on the next three natural food distributors. Production moved to a larger facility in Boulder, Colorado. In 1991, we moved all of our production to our co-pack facility in Pennsylvania. We began exhibiting at the national natural and specialty food trade shows, which brought national distribution in natural, gourmet and specialty foods and the signing of the Company’s first mainstream supermarket distributor. Sales topped $500,000.

      Also in 1991, the United States National Association of the Specialty Food Trade, or NASFT, and the Canadian Fancy Food Association, or CFFA, both gave us top honors as a new product that year. CFFA awarded us “Best Imported Food Product at their annual show and Original Ginger Brew was a NASFT “Outstanding Beverage Finalist” in the United States.

      Throughout the 1990’s, we continued to develop and launch new ginger brew varieties. Reed’s Ginger Brews reached over 90% placement in natural foods stores nationwide. The major natural food distributors and many specialty food and mainstream beverage distributors started carrying our beverages. In 1997, we began licensing the products of China Cola. In addition, we launched Reed’s Crystallized Ginger Candy. We have the candy manufactured in Fiji under a proprietary, natural, non-sulfured process.

      In 1999, we purchased the Virgil’s Root Beer brand from Crowley Beverage Company. The brand has won numerous gourmet awards. Because the Virgil’s brand is partially produced under our auspices in Europe, this purchase also secured our entry into the European Union for our entire line of products.

      In connection with our acquisition of China Cola in 2000, we agreed to pay the seller royalties equal to $0.75 per case sold. The minimum payments per agreement year were $18,750 and the royalties expired on July 1, 2002.

      Also in 2000, we launched Reed’s Original Ginger Ice Cream and two more products: Reed’s Cherry Ginger Brew and a beautiful designer 10-ounce gift tin of our Reed’s Crystallized Ginger Candy. In December 2000, we acquired China Cola. Our sales broke through the $5 million level, reaching $5.7 million that year.

      In December 2000, we also purchased an 18,000 square foot warehouse property, the Brewery, to house our West Coast production facility. The Brewery now also houses our executive offices and serves as our southern California warehouse facility.

      In 2001, we saw the national launch of Reed’s Chocolate Ginger Ice Cream and Reed’s Green Tea Ginger Ice Cream. We also expanded our confectionary line with two new candy products: Reed’s Crystallized Ginger Baking Bits and Reed’s Ginger Candy Chews.

      In 2002, we launched our Reed’s Ginger Juice Brew line, with four flavors of organic juice blends. In November, we completed our first test runs of Reed’s and Virgil’s products at the new Brewery and in January 2003, our first commercially available products came off the Los Angeles line.

      We launched our own direct distribution in Los Angeles in April 2003. In its first year, it has successfully opened hundreds of new accounts in stores that represent a completely new phase of expansion for our sales and distribution of our products. These include successes in industrial foodservice, hospitals, motion picture studios, local “mom and pop” groceries and mainstream supermarket chains, both large and small. In November, we launched the 5-liter Virgil’s party keg and sales for that single SKU reached $120,000 in the first month due to large, initial orders for from Costco Club stores in San Diego, Arizona, New England and Texas. Market expansion in this area continues to accelerate.

      In 2004, we launched Virgil’s Cream Soda, draft Virgil’s Root Beer and draft Cream Soda from the Brewery, with installations at the Getty Center in Los Angeles, Fox Studios and other locations around Los Angeles. In May, our local southern California direct sales effort landed direct distribution of our products into

Ralph’s supermarkets. In October 2004, we launched our two newest products: Virgil’s Cream Soda in a 5-liter keg and Reed’s Spice Apple Brew in a 750 ml. champagne bottle.

Industry Overview

      Our beverages are classified as New Age beverages, a category that includes natural soda, fruit juices and fruit drinks, ready-to-drink teas, sports drinks and water. In just four years, manufacturers’ sales of New Age beverages ballooned from $8 billion in 1998 to more than $13 billion in 2002. This represents an average growth of more than 11% per year. In 2004, dollar sales are expected to reach $15 billion, reflecting average growth of 7.4% from 2002. Estimates are that sales will reach more than $18 billion by 2008. (Source: Business Trends Analysts) The Alternative Beverage category is a small portion of the non-alcoholic beverage market, which has annual sales in excess of $80 billion.

      The candy industry in the United States exceeds $23 billion in sales annually in 2003, of which approximately 40% is non-chocolate candy. The average American consumes over 25 pounds of candy per year. (Source: National Confectioners Association)

      The ice cream industry in the United States generates more than $20 billion in annual sales in 2003. (Source: International Dairy Foods Association and the United States Dairy Association) The packaged ice cream industry includes economy, regular, premium and super-premium products.

      Super-premium ice cream such as Reed’s Ginger Ice Creams is generally characterized by a greater richness and density than other kinds of ice cream. This higher quality ice cream generally costs more than other kinds and is usually marketed by emphasizing quality, flavor selection, texture and brand image. Based on supermarket sales, super-premium sales in the United States were $700 million in 2003, or approximately 3.5% of all ice cream sales. (Source: AC Nielsen Scan Trak) The highest supermarket sales increases in 2003 were seen by the premium and super-premium higher fat varieties. Sales of super-premium ice cream grew by more than 12% in 2003 over 2002. (Source: International Dairy Foods Association)

Our Products

      We currently manufacture and sell 14 beverages, two candies and three ice creams. All of our products are made using premium all-natural ingredients.

      According to Spence Information Services (SPINS), which is the only sales information service catering to the natural food trade, in 2000, the last year we paid for ratings data, Reed’s Brews and Virgil’s Root Beer held the number 1, 2, 3, 5, 7 and 9 positions based on dollar sales among all beverages in the natural foods industry. We believe that we maintain a similar position currently.

      Our products include:

Beverages

Reed’s Ginger Brews

      Why ginger? We have found friends and advocates among alternative, holistic, naturopathic and homeopathic medical practitioners, dieticians and medical doctors. This is because our beverages contain a high volume of ginger. A number of practitioners have contacted us of their own accord, telling us of their habit of recommending Reed’s Extra Ginger Brew for their patients as a simple way to ingest a known level of ginger. Reed’s Ginger Brews contain between eight and 26 grams of fresh ginger in every 12-ounce bottle.

      While we make no claim as to any medical or therapeutic benefits of our products, among the applications frequently cited in third-party medical studies on ginger are:

•	Recommended use for prevention and relief of motion sickness,

•	A preferred alternative to aspirin in heart attack prevention,

•	A safe and effective alternative to pharmaceutical anti-ulcer drugs,

•	Anti-inflammatory treatment for arthritis,

•	Treatment for a variety of digestive disorders, including both constipation and diarrhea,

•	Natural therapy for menstrual discomfort, nausea, colds and influenza, and

•	Anti-cancer properties.

      Ginger ale is the oldest known soft drink. Before modern soft drink technology existed, non-alcoholic beverages were brewed at home directly from herbs, roots, spices and fruits. These handcrafted brews were then aged like wine and highly prized for their taste and their tonic, health-giving properties. Reed’s Brews are a revival of this home brewing art and we make them with care and attention to wholesomeness and quality, using the finest fresh herbs, roots, spices, and fruits. Our expert brew masters brew each batch and age it with great pride.

      We believe that Reed’s Ginger Brews are the only widely distributed fresh-brewed soft drink line in the world. Reed’s Brews derive their distinctive tastes from the brewing of fresh herbs, roots and spices. We use no refined sugars as sweeteners. Our products differ from commercial soft drinks in three particular characteristics: sweetening, carbonation, and coloring. Reed’s Ginger Brews present 20% less sweetness, for greater adult appeal. Instead of using injected-based carbonation, we produce our carbonation naturally, through slower, beer-oriented techniques. This process produces smaller, longer lasting bubbles that do not dissipate rapidly when the bottle is opened. We do not add coloring. The color of our products comes naturally from herbs, fruits, spices, roots and juices.

      In addition, since Reed’s Brews are pasteurized, they do not require or contain any preservatives. In contrast, modern commercial soft drinks generally are produced using natural and artificial flavor concentrates prepared by flavor laboratories, tap water and highly refined sweeteners. Typically, manufacturers make a centrally processed concentrate that will lend itself to a wide variety of situations, waters and filling systems. The final product is generally cold-filled and requires preservatives for stability. Colors are added that are either natural, although highly processed, or artificial.

      We currently manufacture and sell six varieties of Reed’s Ginger Brews:

•	Reed’s Original Ginger Brew was our first creation, and is a Jamaican recipe for homemade ginger ale using 17 grams of fresh ginger root, lemon, lime, honey, fructose, pineapple, herbs and spices. Reed’s Original Ginger Brew is 20% fruit juice.

•	Reed’s Extra Ginger Brew is the same approximate recipe, with 26 grams of fresh ginger root for a stronger bite. Reed’s Extra Ginger Brew is 20% fruit juice.

•	Reed’s Premium Ginger Brew is the no-fructose version of Reed’s Original Ginger Brew, and is sweetened only with honey and pineapple juice. Reed’s Premium Ginger Brew is 20% fruit juice.

•	Reed’s Raspberry Ginger Brew is brewed from 17 grams of fresh ginger root, raspberry juice, and lime. It is 20% raspberry juice and is sweetened with fruit juice and fructose.

•	Reed’s Spiced Apple Brew uses 8 grams of fresh ginger root, the finest tart German apple juice, and such apple pie spices as cinnamon, cloves, and allspice. Spiced Apple Brew is 50% apple juice and sweetened with fruit juice and fructose.

•	Reed’s Cherry Ginger Brew is the newest addition to our Ginger Brew family, and is naturally brewed from: filtered water, fructose, fresh ginger root, cherry juice from concentrate, and spices. Reed’s Cherry Ginger Brew is 22% cherry juice.

      All six Reed’s Ginger Brews are offered in 12-ounce bottles are sold in stores as singles, in four-packs and in 24-bottle cases. Reed’s Original Ginger Brew is sold in select Costco stores in a special 12-pack. Reed’s Spiced Apple Brew is now available in a 750 ml. champagne bottle.

Virgil’s Root Beer

      Over the years, Virgil’s has won numerous awards and has a reputation among many as one of the best root beers made anywhere. Virgil’s Root Beer won the “Outstanding Beverage” award at NASFT’s International Fancy Food and Confection Show three times, in 1994, 1996 and 1997. Bon Apetit magazine has also named Virgil’s Root Beer “Best Beverage”. Originally brewed in the north of England, Virgil’s is now produced in the United States and Germany.

      Virgil’s is a premium root beer. We use these all-natural ingredients:

•	Filtered water

•	Unbleached cane sugar

•	Anise from Spain

•	Licorice from France

•	Bourbon vanilla from Madagascar

•	Cinnamon from Sri Lanka

•	Clove from Indonesia

•	Wintergreen from China

•	Sweet birch and molasses from the southern United States

•	Nutmeg from Indonesia

•	Pimento berry oil from Jamaica

•	Balsam oil from Peru, and

•	Cassia oil from China

      We collect these ingredients worldwide and gather them together at the brewing and bottling facilities we use in the United States and Germany. At the breweries, we combine and brew these ingredients under strict specifications and finally heat-pasteurize Virgil’s Root Beer, to ensure quality.

      We sell Virgil’s Root Beer in three packaging styles: 12-ounce bottles in a four-pack, a special ceramic-swing-lid Grolsch Beer-style pint bottle, and a 5-liter self-tapping party keg. We now make Virgil’s available in draft “pony kegs” as well.

Virgil’s Cream Soda

      We launched Virgil’s Cream Soda in January 2004 and initial sales have been strong. We make this product with the same attention to quality that makes Virgil’s Root Beer so popular.

      Virgil’s is a gourmet cream soda. We use these all-natural ingredients:

•	Filtered water

•	Unbleached cane sugar

•	Bourbon vanilla from Madagascar

      We brew Virgil’s Cream Soda the same way we brew Virgil’s Root Beer.

      Virgil’s Cream Soda is currently being sold in 12-ounce long neck bottles in colorful 4-packs and a 5-liter party keg version. We offer Virgil’s Cream Soda in our draft format as well.

China Cola

      An herb master in China developed the herb formula in both Original China Cola and Cherry China Cola. The formula was taken to an American beverage master who had worked on the original American colas in the early 1900’s. The result is what we consider to be the best tasting and most natural cola in the world. Now sweetened with raw cane, we restored China Cola to its original delicious blend of imported Chinese herbs, essential oils and natural spices. China Cola contains no caffeine. It comes in two varieties, Original China Cola and Cherry China Cola.

      Original China Cola is made from:

•	filtered water,

•	raw cane sugar,

•	Szechwan peony root,

•	cassia bark,

•	Malaysian vanilla,

•	oils of lemon,

•	oil of lime,

•	oil of orange,

•	nutmeg,

•	clove,

•	licorice,

•	cardamom,

•	caramel color,

•	citric acid and

•	phosphoric acid.

      Cherry China Cola is made from the same ingredients as Original China Cola, with the addition of natural cherry flavor.

      China Cola and Cherry China Cola sell as singles, in four-packs and in 24-bottle cases.

Reed’s Ginger Juice Brews

      In May 2002, we launched a new line of ginger brews called Reed’s Ginger Juice Brews. They are 100% juice products that are non-carbonated and brewed from organic fresh ginger root and sweetened with organic juices. We did this in part in response to a strong trend we have seen toward organic ingredients and non-carbonated beverages in the marketplace. We wanted to extend our ginger brew line and believe that these new flavors will cater to the growing market for organic non-carbonated beverages.

      All four of our Reed’s Ginger Juice Brews start with:

•	filtered water,

•	organic fresh ginger root, and

•	organic white grape juice from concentrate.

•	Reed’s Lemon Guava Ginger Juice Brew adds:

•	guava juice from concentrate, and

•	lemon juice from concentrate.

•	Reed’s Strawberry Kiwi Ginger Juice Brew adds:

•	organic strawberry juice from concentrate, and

•	organic kiwi juice from concentrate.

•	Pineapple Orange Ginger Juice Brew adds:

•	organic pineapple juice from concentrate,

•	organic orange juice from concentrate, and

•	organic lime juice from concentrate.

•	Reed’s Cranberry Raspberry Ginger Juice Brew adds:

•	cranberry juice from concentrate, and

•	organic raspberry juice from concentrate.

      Reed’s Ginger Juice Brews drinks come in a 16-ounce juice bottle as singles or in cases of 12 and 24 bottles.

Malibu Teaz

      Under a license agreement, we previously sold six different types of Malibu Teaz, a line of organic ready-to-drink teas and sweeteners. Under the license agreement, profits were split equally between Malibu Teaz and us. In 2002, we entered into discussions to purchase Malibu Teaz but no agreement was reached. At the end of 2002, we decided not to renew the license and we stopped selling Malibu Teaz products.

Reed’s Ginger Candies

Reed’s Crystallized Ginger Candy

      Reed’s Crystallized Ginger was the first crystallized ginger on the market in the United States to be sweetened with raw cane instead of refined white sugar. Reed’s Crystallized Ginger is custom-made for us in Fiji.

      The process is an ancient one that has not changed much over time. After harvesting baby ginger (the most tender kind), the root is diced and then steeped in large vats filled with simmering raw cane syrup. Steeping for several days, the ginger is then removed and allowed to crystallize into soft, delicious nuggets. Many peoples of the islands have long enjoyed these treats for health and pleasure.

      We sell this product in 3.5-ounce bags, 10-ounce enameled, rolled steel gift tins, 16-ounce resealable Mylar bags and in bulk. We also sell Reed’s Crystallized Ginger Baking Bits in bulk.

Reed’s Ginger Candy Chews

      For more than 100 years, residents of Southeast Asia from Indonesia to Thailand have enjoyed soft, gummy ginger candy chews. Individually wrapped, ten to a ‘Lucky Strike’ style soft-pack, Reed’s has taken them a step further, adding more ginger, using no gelatin (vegan-friendly) and making them slightly easier to unwrap than their Asian counterparts.

      Reed’s Ginger Candy Chews are made for us in Indonesia from sugar, maltose (malt sugar), ginger, and tapioca starch.

      We sell Reed’s Ginger Candy Chews individually wrapped in soft-packs of ten candies and as individually wrapped loose pieces in bulk.

Reed’s Ginger Ice Creams

      We make Reed’s Ginger Ice Creams with 100% natural ingredients, using the finest GBH-free cream and milk. We combine fresh milk and cream with the finest natural ginger puree, Reed’s Crystallized Ginger Candy and natural raw cane sugar to make a delicious ginger ice cream with a super premium, ultra-creamy texture and Reed’s signature spicy-sweet bite. Our ice creams are made for us, according to our own recipes, at a dairy in upstate New York. The three Reed’s Ginger Ice Creams are:

•	Reed’s Original Ginger Ice Cream is made from milk; cream, raw cane sugar, Reed’s Crystallized Ginger Candy (finest ginger root, raw cane sugar), ginger puree, and guar gum (a natural vegetable gum)

•	Chocolate Ginger Ice Cream is made from milk; cream, raw cane sugar, finest Belgian Cocoa (used to make Belgian Chocolate), Reed’s Crystallized Ginger Candy (fresh baby ginger root, raw cane sugar), chocolate shavings (sugar, unsweetened chocolate, Belgian Cocoa, soy lecithin and real vanilla), ginger puree, and guar gum (a natural vegetable gum) combine creating the ultimate chocolate ginger ice cream.

•	Reed’s Green Tea Ginger Ice Cream is made from milk, cream, the finest Green Tea, raw cane sugar, ginger puree, Reed’s Crystallized Ginger Candy (fresh baby ginger root, raw cane sugar), and guar gum (a natural vegetable gum) combine to make the ultimate green tea ginger ice cream.

      We sell Reed’s Ginger Ice Creams in pint containers and cases of eight pints. We plan to supply Reed’s Ginger Ice Creams in foodservice volume-packaging as well.

New Product Development

      We plan to continue to expand the Reed’s Ginger Brew, Reed’s Ginger Juice Brew, Reed’s Ginger Ice Cream and Reed’s Ginger Candy product lines. Other Reed’s Ginger Product concepts and lines are under consideration. We also plan to expand the Virgil’s product line into additional new flavors and packaging styles.

      Among the advantages of our owned and self-operated Brewery are the flexibility to try innovative packaging and the capability to experiment inexpensively with new product flavors with little risk to our operations or capital. For example, in what we believe is the first plant producing swing-lid bottled beverages in North America, we will soon produce several of our beverages in one-liter swing-lid bottles. Our Spiced Apple Brew is now available in a 750 ml. champagne bottle and other products are planned to be available with this packaging in the near future.

      Currently, we sell a half-liter Virgil’s Root Beer swing-lid bottle that is made for us in Europe. The new one-liter bottles will be filled at the Brewery, allowing us to provide a greater amount of product at a substantially lower price. We have received preliminary interest from several large national supermarket chains for this product.

      Although we are always working on new products and designs, research and development expenses in the last two years have been nominal. We do not expect any significant increases in this research and development expenses.

Manufacture of Our Products

      At this time, we produce our carbonated beverages at two facilities. Our Brewery in Los Angeles handles the western half of the United States and we have a contract with The Lion Brewery, Inc., a packing, or co-pack, facility in Pennsylvania for the eastern United States. The current two-year term of the agreement expires on May 31, 2005 and renews automatically for successive two-years terms unless terminated by either party. The co-pack facility assembles our products and charges us a fee, generally by the case, for the products they produce.

      Our Ginger Juice Brews are co-packed for us in Northern California. We supply all the ingredients and packaging. The co-pack facility assembles our products and charges us a fee, by the case. Our ice creams are co-packed for us at a dairy in upstate New York. We supply all the flavor additions and packaging and the dairy supplies the ice cream base. The co-pack facility assembles our products and charges us a fee, by the unit produced for us. We have half-liter swing-lid bottles of our Virgil’s Root Beer line co-packed for us in Germany. The co-pack facility assembles our products and charges us a fee by the unit they produce for us.

      We follow a ‘fill as needed’ manufacturing model to the best of our ability and we have no significant backlog of orders.

      Substantially all of the raw materials used in the preparation, bottling and packaging of our products are purchased by us or by our contract packers in accordance with our specifications. Reed’s Crystallized Ginger is made to our specifications in Fiji. Reed’s Ginger Candy Chews are made to our specifications in Indonesia, and we repackage them at the Brewery in Los Angeles.

      Generally, we obtain the ingredients used in our products from domestic suppliers and each ingredient has several reliable suppliers. We have no major supply contracts with any of our suppliers. As a general policy, we pick ingredients in the development of our products that have multiple suppliers and are common ingredients. This provides a level of insurance against a major supply constriction or calamity.

      We believe that as the Company continues to grow, we will be able to keep up with increased production demands. We believe that the Brewery has ample capacity to handle increased West Coast business. To the extent that any significant increase in business requires the Company to supplement or substitute our current co-packers, we believe that there are readily available alternatives, so that there would not be a significant delay or interruption in fulfilling orders and delivery our products. In addition, we do not believe that growth will result in any significant difficulty or delay in obtaining raw materials, ingredients or finished product that is repackaged at the Brewery.

Our Primary Markets

      We target a niche in the soft drink industry known as New Age beverages. The soft drink industry generally characterizes New Age Beverages as being made more naturally, with upscale packaging, and often creating and utilizing new and unique flavors and flavor combinations. The New Age Beverage segment of our industry has grown from $620 million in annual sales in 1989 to over $15 billion in estimated annual revenues in 2004 (Source: Business Trend Analysts).

      The New Age beverage segment is highly fragmented and includes such players as SoBe (acquired by PepsiCo), Snapple (acquired by Cadbury Schweppes in 2000), Arizona (2003 revenues over $200 million), Hansen’s (2003 revenues over $110 million) and Jones Sodas (2003 revenues over $23 million), among others. (Sources: BevNet, Beverage World, Yahoo Finance, and company filings made with the SEC.) These brands have the advantage of being seen widely in the national market and being commonly well known for years through well-funded ad campaigns. Despite our products’ having a higher price, no mass media advertising and a relatively small presence in the mainstream market compared to many of our competitors, we believe that results to date demonstrate that Reed’s Ginger Brews and Virgil’s sodas are holding up well among these significantly larger brands. See “Business — Competition”.

      We sell the majority of our products in natural food stores, gourmet shops and supermarket chains, primarily in the United States and, to a lesser degree, in Canada. In addition, we increasingly sell our products in restaurants, delicatessens, neighborhood grocery markets, movie studios, hospitals and industrial foodservice locations.

Natural Foods

      We believe that our products have achieved a leading position in its niche in the fast-growing natural food industry. According to May 2001 data from the Spence Information Service, a Nielson Company, or SPINS, our top-selling items are in over 90% of natural food stores in the United States. The last time we purchased natural foods sales ratings surveys by SPINS, in 2001, we also found three of our SKUs leading the top five and five of our SKUs in the top ten based on sales.

      With the advent of large chains like Whole Foods and Wild Oats and specialty merchants like Trader Joe’s, the natural foods segment continues to grow each year in direct competition with the mainstream grocery trade.

Mainstream Supermarkets

      Our products are currently placed in approximately 110 Safeway stores in Oregon and all 130 Raley’s stores in Northern California. Safeway and Raley’s data show Reed’s Ginger Brews, with minimal advertising and promotions, performs in the “middle of the pack” of highly advertised national brands in the New Age Beverage segment of the market.

      We intend to build on this success by placing Reed’s, Virgil’s and the rest of our lines in the New Age section of as many of the nation’s 35,000 supermarkets as possible.

      Our products are currently in supermarkets throughout the United States and Western Canada, including the following:

Supermarket Chain	Location

Acme	Philadelphia
AJ’s	Arizona
Albertson’s	Texas
Bashas	Arizona
Big Save	Hawaii
Bristol Farms	Southern California
Byerly’s	Minnesota
Foodarama	New England
Fred Meyers	Northwestern U.S.
Gelson’s	Southern California
Giant Food	Maryland
HEB	Texas
Henry’s	San Diego
Kroger	Nationwide
Larry’s Markets	Seattle
Overwaitea/Save-On Foods	Western Canada
Patrini’s	San Francisco
Pavilion’s	Southern California
Publics	Florida
QFC	Northwestern U.S.
Raley’s/Nob Hill	Northern California
Ralph’s	Southern California
Randall’s	Houston
Rice’s	Houston
Safeway	National and Western Canada
Sentry Foods	Milwaukee
Smith’s	Utah
Super Fresh	Philadelphia
Thriftway	Northwest
Trader Joe’s	East and West Coasts
Treasure Island	Chicago
Vons	Southern California
Wegman’s	New York
Winn-Dixie	New Orleans

      Supermarkets, particularly supermarket chains and prominent local supermarkets, often impose slotting fees before permitting new product placements in their store or chain. These fees can be structured to be paid one-time only or in installments. We pursue broad-based slotting in supermarket chains throughout the United States and, to a lesser degree, in Canada. However, our direct sales team in southern California and our national sales management team have been able to place our products without having to pay slotting fees much of the time. However, when we have to pay slotting fees for new placement, the slotting fee normally costs between $10 and $100 per store per new item placed. We intend to use a portion of the net proceeds of this offering to pay slotting fees. See “Use of Proceeds”.

Foodservice

      On-premise (restaurant) activity in commercial and non-commercial locations is an increasing component of total beverage sales. In recognition of this trend, we market aggressively to industrial cafeterias, bars and restaurants. Placement of our products in stadiums, sports arenas, concert halls, theatres, and other cultural centers is another long-term marketing priority. In addition, we plan to seek placement of our ice creams in restaurants nationwide.

International Sales

      A limited market has developed for our products in Europe and Asia, with increasing activity from our distributor in the Netherlands and increasing purchases by a Japanese marketer. Sales outside of North America currently represent less than 1% of our total sales.

      The European Union is an open market for Reed’s with access to that market due in part to the ongoing production of Virgil’s Special Extra Nutmeg Root Beer in Germany. Reaction to the Reed’s brands at Natural Products Exposition Europe in June 2000 was very positive. In October 2003, in Cologne, Germany at ANUGA, one of the world’s largest food shows, our products experienced a broad, positive reception. We have already had some success in selling our products in Europe through a master distributor in Amsterdam and sub-distributors in the Netherlands, Denmark, the United Kingdom and Spain. We are currently negotiating with a Dutch company in Amsterdam for wider European distribution.

      American Trading Corp. in Japan orders our products on a regular basis for distribution in Japan. We are holding preliminary discussions with other trading companies and import/ export companies for the distribution of our products throughout Japan, China and the rest of Asia. We believe that these areas are a natural fit for Reed’s ginger products, because of the importance of ginger in Asian diet and nutrition.

Distribution, Sales and Marketing

      We currently have a national network of natural and specialty food distributors in the United States and Canada. We also have mainstream beverage distributors in select markets. In southern California, we have our own direct distribution in addition to other local distributors.

      We plan to expand our direct distribution into other markets. In addition, where a market does not support or lend itself to direct distribution, we intend to enlist local mainstream beverage distributors to carry our products.

      We plan to use a significant portion of the proceeds of this offering toward hiring the additional sales people needed to support both the expansion of our existing direct distribution and to grow sales through mainstream distributors. See “Use of Proceeds”.

      Other New Age beverages employed this model for growth in their early years before being acquired by large beverage concerns. Snapple, SoBe, Arizona Teas and Energy Brands had or have large dedicated sales forces supporting extensive networks of beverage distributors. A few New Age beverage companies have put in place their own direct distribution, such Odwala and Fresh Samantha. Which model we ultimately favor will depend on results in the marketplace. We anticipate using a hybrid of both distribution strategies.

      We currently maintain two separate sales organizations, one of which handles natural food sales and the other of which handles mainstream sales. Both sales forces consist of sales managers and sales representatives. The natural food sales force works mainly in the natural and gourmet food stores serviced by natural and gourmet distributors. Representatives are responsible for the accounts in their territory and they stay on a focused schedule of visits to maintain store and distributor relationships. In the future, we intend to integrate both our distribution and sales forces.

      The job of the in-house representative is to merchandize existing products, run promotions and introduce new items. The sales manager is responsible for the distributor relationships and larger chain accounts that require headquarter sales visits in addition to managing the sales representatives. We sell directly to our distributors, who in turn sell to retail stores. Our representatives maintain the pipeline flow of our products from our distributors (our direct customers), to the retailer (our distributors’ customers) to the end customer, the individual consumer.

      We currently have two sales representatives working alongside our mainstream distributors. Based upon their results, we anticipate expanding the number of direct hired sales representatives to work along side our mainstream distributors. In addition, we have three sales representatives working with our southern California direct distribution services. Based on their results, we plan rapidly to hire more of these representatives.

      We are currently placing vending machines, in-store draft displays, which we call Kegerators, and fully-branded coolers in our retail establishments.

      We also offer our products and promotional merchandise directly to consumers via the Internet through our website, www.reedsgingerbrew.com.

      One of the main goals of our sales and marketing efforts is to increase the number of sales people and distributors focused on growing our brands. Our increased efforts in marketing also will require us to hire additional sales representatives, and lease additional equipment for Kegerators and coolers. See “Use of Proceeds”. We anticipate that as our sales force grows that additional office support in accounting, production and purchasing will be required.

Marketing to Distributors

      We market to distributors using a number of marketing strategies, including direct solicitation, telemarketing, trade advertising, and trade show exhibition. These distributors, who may also have relationships with our competitors, include natural food, gourmet food and mainstream distributors. Direct contact with the distributors is by in-house sales representatives. In limited markets, where direct representation is too costly, we utilize food brokers and outside representatives.

Marketing to Retail Stores

      We market to stores by utilizing trade shows, trade advertising, telemarketing, direct mail pieces, and direct contact with the store. For our direct contact, we have sales representatives and brokers who visit stores to sell directly in many regions. Sales to retail stores are coordinated through our distribution network and our regional warehouses. We intend to use a portion of the net proceeds of this offering to expand our direct sales force. See “Use of Proceeds”.

Direct Marketing

      In June 2003, we started direct distribution to stores in southern California, using a direct hired sales team and Company owned delivery trucks. Our sales representatives work closely with our new route drivers and with distributors in areas farther away from our West Coast Brewery in Los Angeles. This effort has increased our product distribution. Early efforts are producing very encouraging results including placement in most of the supermarkets in southern California and other mainstream accounts.

      These new direct-distribution accounts also include retail locations up and down the street, including many new independent supermarkets, mom and pop markets, Japanese, Korean, Chinese and Thai markets, foodservice and delis, among others. In addition, direct distribution facilitates our new placements at hospitals, the Getty Center in Los Angeles, Fox Studios and other cultural and institutional accounts.

In-Store Draft Displays

      As part of our new direct distribution, we have started to offer in-store draft displays, or Kegerators. While we believe that packaging is an important part of making successful products, we also believe that our products themselves need to be exceptional to survive in today’s marketplace. Our Kegerator is an unattended, in-store draft display that allows a consumer to sample our products at an extremely low cost per demonstration. Stores offer premium locations for these new, and we believe unique, draft displays. Our product sales in most of these stores have increased significantly from the exposure of the premium locations and product taste trials. We intend to use a portion of the net proceeds of this offering to increase the number of Kegerators we place in stores. See “Use of Proceeds”.

Marketing to Consumers

      We utilize several marketing strategies to market directly to consumers. Advertising in targeted consumer magazines such as “Vegetarian Times” and “New Age” magazine, in-store discounts on the products, in-store product demonstration, street corner sampling, coupon advertising, consumer trade shows, event sponsoring and our website www.reedsgingerbrew.com are all among current consumer-direct marketing devices.

New Draft Business

      Our West Coast Brewery has initiated a draft program. The first draft location we have installed is at Fox Studios commissaries and restaurants. Sales are strong and Fox has asked for more installations. Currently, we are serving Virgil’s Root Beer, Virgil’s Cream Soda and Reed’s Extra Ginger Brew on draft. In addition, all of our other carbonated drinks are available in draft format. We have informal commitments from 50 or more locations in southern California, without having made a large marketing effort in this direction.

Vending Machines

      To our knowledge, no other independent soft drink manufacturers, other than Coca-Cola and PepsiCo, have placed fully-branded, back-lit vending machines nationwide. We believe we are the first natural soft drink manufacturer to create its own fully-branded, back-lit vending machine. We lease the vending machines and then modify them to our specifications. Over the next few years, we intend to expand direct consumer distribution through placement of these branded vending machines in additional locations in the United States and, to a lesser degree, in Canada. The cost to lease the vending machines is relatively low. We will use a portion of the proceeds of this offering to lease, brand and install more vending machines. See “Use of Proceeds”.

      Vending machines present several advantages. As an outdoor source of product, a vending machine acts as a 24 hours a day, 7 days a week point of purchase. Using modern cellular technology, we will be able to track performance of each machine and the individual products within the machine. For example, this means that if Reed’s Extra Ginger Brew were outselling other products, we would see this in real time and be able to respond by restocking the vending machine promptly. Such data will also be invaluable as a tracking demographic, allowing us to place more of what sells best in a particular neighborhood in a responsive fashion or, in the case of a low performance location, to relocate the machine.

Proprietary Coolers

      In-store placements of branded refrigerated coolers by Snapple, SoBe and Jones Soda, among others, have proven to have a significant positive effect on their sales. For example, SoBe created its pervasive presence in the mass-marketplace almost entirely on a backbone of cooler placements and Jones saw a doubling of its business in just 18 months based upon this concept. We are currently testing our own Reed’s branded coolers in a number of locations.

Competition

      Our premium beverage products compete generally with all liquid refreshments and in particular with numerous other New Age beverages, including:

•	SoBe (owned by Pepsi)

•	Snapple, Mistic, IBC and Stewart’s (owned by Cadbury Schweppes)

•	Henry Weinhard (owned by Phillip Morris)

•	Arizona

•	Hansen’s

•	Knudsen & Sons

•	Jones Sodas

      The Virgil’s and China Cola lines compete with a number of other natural soda companies, including Stewarts, IBC, Henry Weinhard, Blue Sky, A&W and Natural Brews.

      Many of these brands have enjoyed broad, well-established national recognition for years, through well-funded ad and other branding campaigns. In addition, the companies manufacturing these products generally have greater financial resources than we do and have greater access to additional financing.

      We believe that our success to date is due in great part to our innovative beverage recipes and packaging and use of premium ingredients and a trade secret brewing process. We believe that our commitments to the highest quality standards and brand innovation are key to our success.

      Reed’s Crystallized Ginger Candy competes primarily with other candies and snacks in general and, in particular, with other ginger candies. The main competitors in ginger candies are Royal Pacific, Australia’s Buderim Ginger Company and Frontier Herbs. We believe that Reed’s Crystallized Ginger Candy is the only one among these brands that is sulfur-free.

      Reed’s Ginger Ice Creams compete primarily with other premium and super-premium ice cream brands. Our principal competitors in the ice cream business are Haagen-Dazs, Ben & Jerry’s, Godiva, Starbucks, Dreyer’s and a number of smaller natural food ice cream companies. Most of these companies have greater brand recognition, market share and access to financing than we do.

      We compete with other companies not only for consumer acceptance but also for shelf space in retail outlets and for marketing focus by distributors, most of whom also distribute other brands with which our products compete. The principal methods of competition include product quality and taste, brand advertising, trade and consumer promotions, pricing, packaging and the development of new products.

Proprietary Rights

      We own several trademarks that we consider material to our business, including Reed’s, Virgil’s and China Cola. In addition, we consider our finished product and concentrate formulae, which are not the subject of any patents, to be trade secrets.

      Our brewing process is a trade secret. This process can be used to brew flavors of beverages other than ginger ale and ginger beer, such as root beer, cream soda, cola and other spice and fruit beverages. We have not sought any patents on our brewing processes because we would be required to disclose our brewing process in patent applications.

      Three of our material trademarks are registered trademarks in the U.S. Patent and Trademark Office: Reed’s®, Virgil’s®, and China Cola®. Registrations for trademarks in the United States will last indefinitely as long as we continue to use and police the trademarks and renew filings with the applicable governmental offices. We have not been challenged in our right to use any of our material trademarks in the United States. We intend to obtain international registration of certain trademarks under the Berne Convention.

      We sometimes use non-disclosure agreements with employees and distributors to protect our proprietary rights.

Government Regulation

      The production and marketing of our products are governed by the rules and regulations of various federal, state and local agencies, including the United States Food and Drug Administration. The Food and Drug Administration also regulates the labeling of our products. We have not encountered any regulatory action as a result of our operations.

Environmental Matters

      Our primary cost of environmental compliance is in recycling fees, which are estimated to be $30,000 in 2004. This is a standard cost of doing business in the soft drink industry.

      In California, and in certain other states where we sell our products, we are required to collect redemption values from our customers and remit those redemption values to the state, based upon the number of bottles of certain products sold in that state.

Employees

      We currently have 30 full-time employees, as follows: one in general management, nine in sales and marketing support, five in operations and 15 in production. We employ additional people on a part-time basis as needed.

      We have never participated in a collective bargaining agreement. We believe that the relationship with our employees is good.

Properties

      In December 2000, we purchased an 18,000 square foot warehouse, the Brewery, at 13000 South Spring Street in an unincorporated area of Los Angeles County, near downtown Los Angeles. The purchase price of the facility was $850,000, including a down payment of $102,000. We financed the balance of the purchase price with a loan from U.S. Bank National Association, guaranteed by the United States Small Business Administration. We also obtained a building improvement loan in the amount of $168,000 from U.S. Bank National Association, guaranteed by the United States Small Business Administration. Christopher J. Reed, our founder and CEO, personally guaranteed both loans. Both loans have 25-year terms, with interest at the New York prime rate plus 1%, adjusted monthly, with no cap or floor. As of June 2004, the principal and interest payments on the two loans combined were $5,420 per month. This facility serves as our principal executive offices, our West Coast Brewery and bottling plant and our southern California warehouse facility.

      The property is located in the Los Angeles County Mid-Alameda Corridor Enterprise Zone. Businesses located in the enterprise zone are eligible for economic incentives designed to stimulate business investment, encourage growth and development and promote job creation. The incentives include a tax credit for wages paid to a qualified employee, up to $26,895 over a five-year period; a credit for the sales or use tax paid or incurred on the purchase of certain qualified machinery or equipment; a business expense deduction for the cost of qualified property up to $20,000 purchased for exclusive use in the enterprise zone; the ability to carry up to 100% of net operating losses over a maximum of 15 years to reduce the amount of taxable enterprise zone income for those years; and certain other financial incentives.

LEGAL PROCEEDINGS

      We currently and from time to time are involved in litigation incidental to the conduct of our business. We are not currently a party to any lawsuit or proceeding which, in the opinion of our management, is likely to have a material adverse effect on us.

MANAGEMENT

General

      The following table sets forth certain information with respect to our directors and executive officers:

Name	Age	Position

Christopher J. Reed	46	President, Chief Executive Officer, Chief Financial Officer and Chairman of the Board
Eric Scheffer	37	Vice President and National Sales Manager – Natural Foods
Robert T. Reed, Jr.	49	Vice President and National Sales Manager – Mainstream
Robert Lyon	55	Vice President Sales – Special Projects
Judy Holloway Reed	45	Secretary and Director
Peter Sharma III	45	Director

      Christopher J. Reed founded our company in 1987. Mr. Reed has served as our Chairman, President, Chief Executive Officer and Chief Financial Officer since our incorporation in 1991. Mr. Reed has been responsible for the design of the Company and its products including the original product recipes, the proprietary brewing process, and the packaging and marketing strategies. Mr. Reed received a B.S. in Chemical Engineering in 1980 from Rennselaer Polytechnic Institute in Troy, New York.

      Eric Scheffer has been our Vice President and National Sales Manager – Natural Foods since May 2001. Mr. Scheffer was national sales manager at Earth Science, Inc. from January 1999 to September 2000, where he managed the United States and Canadian outside sales force. Eric was national sales manager at USA Nutritionals from June 1997 to January 1999, where he led a successful effort bridging their marketing from natural foods to mainstream stores. Eric worked for Vita Source as Western sales manager from May 1994 to June 1997 and was their first sales representative.

      Robert T. Reed Jr. has been our Vice President and National Sales Manager – Mainstream since January 2004. From 1988 through December 2003, Mr. Reed was Vice President of Strategic Sales at SunGard Availability Services, during a period that company’s revenues increased from $30 million to over $1.2 billion, earning the company a place in the Fortune 500. Mr. Reed became President of the SunGard eSourcing, the managed internet services provider subsidiary of SunGuard Availability Services, an entity with revenues in excess of $70 million and over 300 employees. Mr. Reed earned a Bachelors of Science at Mount Saint Mary’s University in 1977. Mr. Reed is the brother of Christopher J. Reed.

      Robert Lyon has been with the company since June 2002 as Vice President Sales – Special Projects. In that capacity, Mr. Lyon directs our southern California direct sales and distribution program, the Company’s launch in mainstream markets. Over the past five years, Mr. Lyon also ran an organic rosemary farm in Malibu, California, selling bulk to re-packagers. In the 1980s and 1990s, Mr. Lyon started a successful water taxi service with 20 employees and eight vessels of his own design. He also built the national sales team for a jewelry company, Iberia. Mr. Lyon holds several U.S. patents. He earned a Business Degree from Northwestern Michigan University in 1969.

      Judy Holloway Reed has been with the Company since 1992 and, as the Company has grown, has run the accounting, purchasing, and shipping and receiving departments at various times in the 1990s. Ms. Reed has been a director of the Company since June 2004, Secretary of the Company since October 1996 and the Director of Office Operations and Staff Management since June 2004. In the 1980s, Ms. Reed managed media tracking for a Los Angeles Infomercial Media Buying Group and was an account manager with a Beverly Hills, California stock portfolio management company. She earned a Business Degree from MIU in 1981. Ms. Reed is the wife of our founder, Christopher J. Reed, a mother of two children and active in charitable works in the Los Angeles area.

      Peter Sharma III has been a director of the Company since June 2004 and has served as a management consultant to the Company since January 2000. Self-employed as a management consultant since 1997, Mr. Sharma was also a sales trainer in diverse industries throughout the 1990s. In the 1980s, he worked in the micro-cap investment banking industry, raising capital for satellite navigation, air ambulance service, gaming, travel and leisure, and personal services companies. Mr. Sharma is active in charitable works and politics.

      Other than the relationship of Christopher J. Reed, Judy Holloway Reed and Robert T. Reed, Jr., none of the Company’s directors or executive officers is related to each other.

      Key Employees. Our key employees include the following people:

      Steven Hernandez, age 48, became our controller in March 2004. From 1997 to March 2004, Mr. Hernandez was an independent consultant in the manufacturing field in systems, including cost accounting consultant for Gillead Sciences, Inc. (February 2002 to March 2004), cost accounting consultant for Flow Serve, Inc. (April 2001 to December 2002), cost accounting manager for Crown Bolt, Inc. (1999 to April 2001) and cost analyst at Health Valley Company (1997 to 1999). Mr. Hernandez also has experience is cost accounting in the snack food and confectionery industries. Mr. Hernandez earned his B.S. in Economics/Accounting from California State University, Bakersfield in 1978.

      During the next 12 months, the Company intends to hire a Chief Operating Officer to handle day-to-day operations. This will provide operations support to Christopher J. Reed. In addition, the Company intends to hire a Distribution Manager with extensive experience in the beverage arena with specific experience in setting up a regional distributor network.

Executive Compensation

      The following table sets forth for 2002 and 2003 each component of compensation paid or awarded to, or earned by, Christopher J. Reed, our President, CEO and Chief Financial Officer. There were no other named executive officers of the Company as of December 31, 2003.

		Annual
		Compensation

Name and Principal Position	Year	Salary	Bonus

Christopher J. Reed, President, CEO and CFO	2002	$150,000	$—
	2003	$150,000	$—

      Mr. Reed’s salary has not changed since 2001, and there are no discussions underway as of the date of this prospectus to increase his salary.

Director Compensation

      We do not pay any compensation to our non-employee directors for their attendance at board meetings.

      The Company has not adopted any retirement, pension, profit sharing or other similar programs.

Option/SAR Grants and Exercises

      During 2003, no stock options or stock appreciation rights, or SARs, were granted to Christopher J. Reed. At December 31, 2003, Mr. Reed held no unexercised options or SARs.

      No options were granted to or exercised by employees during 2003 or 2004.

Employment Agreements

      There are no written employment agreements with any of our officers or key employees, including Christopher J. Reed.

2001 Stock Option Plan

      Pursuant to our 2001 Stock Option Plan, we are authorized to issue options to purchase up to 500,000 shares of common stock. As of the date of this prospectus, no options have been issued under the plan.

      The plan permits the grant of options to our employees, directors and consultants. The options may constitute either “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code or “non-qualified stock options.”

      The plan is currently administered by the board of directors. The plan administrator has full and final authority to select the individuals to receive options and to grant such options as well as a wide degree of flexibility in determining the terms and conditions of options, including vesting provisions.

      The exercise price of an option granted under the plan cannot be less than 100% of the fair market value per share of common stock on the date of the grant of the option. The exercise price of an incentive stock option granted to a person owning more than 10% of the total combined voting power of the common stock must be at least 110% of the fair market value per share of common stock on the date of the grant. Options may not be granted under the plan on or after the tenth anniversary of the adoption of the plan. Incentive stock options granted to a person owning more than 10% of the combined voting power of the Common Stock cannot be exercisable for more than five years.

      When an option is exercised, the purchase price of the underlying stock shall be paid in cash, except that the plan administrator may permit the exercise price to be paid in any combination of cash, shares of stock having a fair market value equal to the exercise price, or as otherwise determined by the plan administrator.

      If an optionee ceases to be an employee or director of, or a consultant to, the Company, other than by reason of death, disability or retirement, the options, all vested options may be exercised within three months following such event. However, if an optionee’s employment or consulting relationship with the Company terminates for cause, or if a director of the Company is removed for cause, all unexercised options shall terminate immediately. If an optionee ceases to be an employee or director of, or a consultant to, the Company, by reason of death, disability or retirement, the options, all vested options may be exercised within one year following such event.

      When a stock award expires or is terminated before it is exercised, the shares set aside for that award are returned to the pool of shares available for future awards.

      No option can be granted under the plan after ten years following the earlier of the date the plan was adopted by the Board of Directors or the date the plan was approved by our stockholders.

Indemnification of Directors and Officers

      Our amended certificate of incorporation provides that, to the fullest extent permitted by Delaware law, as it may be amended from time to time, none of our directors will be personally liable to the Company or our stockholders for monetary damages resulting from a breach of fiduciary duty as a director.

      Our amended certificate of incorporation also provides discretionary indemnification for the benefit of our directors, officers and employees, to the fullest extent permitted by Delaware law, as it may be amended from time to time. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors or officers, or persons controlling the Company, pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

      Pursuant to our amended bylaws, the Company is required to indemnify its directors, officers, employees and agents, and the Company has the discretion to advance his or her related expenses, to the fullest extent permitted by law.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      The Company has three loans payable to Robert T. Reed, Sr., the father of our founder, President and CEO, Christopher J. Reed. The first loan was made to us in May 1991 to provide $94,000 in working capital. This loan bears interest at 10% per annum and matures in May 2006. As of June 30, 2004, the outstanding principal balance of the loan was $32,354 and accrued and unpaid interest was $8,935.

      The second loan from Robert T. Reed, Sr. was made to us in June 1999 to provide $250,000 for the acquisition of Virgil’s Root Beer. This loan bears interest at 8% per annum and matures in June 2006. As of June 30, 2004, the outstanding principal balance of the loan was $177,540 and accrued and unpaid interest was $52,276. Until July 2005, Mr. Reed has the right to convert the principal and accrued and unpaid interest of this loan into shares of our common stock at a rate of one share of common stock for every $2.00 owed to Mr. Reed. As of June 30, 2004, the loan was convertible into 114,908 shares of common stock.

      The third loan from Robert T. Reed, Sr., was made to us in October 2003 to provide $50,000 for working capital. This loan bears interest at 8% per annum and matures in October 2006. As of June 30, 2004, the outstanding principal balance of the loan was $50,000 and accrued and unpaid interest was $329.

      In September 2004, Robert T. Reed Jr., our Vice President and National Sales Manager — Mainstream and a brother of Christopher J. Reed, co-signed a note for a line of credit we opened with Merrill Lynch and pledged his stock account at Merrill Lynch as collateral. In consideration for Mr. Reed’s pledging his stock account at Merrill Lynch as collateral, we pay Mr. Reed 5% per annum of the amount we borrow from Merrill Lynch.

      On December 31, 2000, Mark Reed, a brother of Christopher J. Reed, loaned the Company $5,000. This loan was subsequently converted into 8,889 shares of our common stock.

      We believe that the terms of each of the foregoing transactions was as favorable to us as the terms that would have been available to us from unaffiliated parties.

      The Company has loaned $47,157 to Peter Sharma III, a director of the Company. That loan was outstanding as of June 30, 2004. In 2004, the Company paid Mr. Sharma approximately $42,040 in fees in connection with the private offering of Series A preferred stock and the conversion of some of the Company’s debt to Series A preferred stock.

      Under an agreement that we expect will be entered into between Peter Sharma III, who is also a registered securities broker, and Brookstreet, we expect that Mr. Sharma will receive approximately 9.1% of the gross proceeds of this offering as his share of total commissions and the non-accountable expense allowance, being paid by us to Brookstreet. If all 2,000,000 shares are sold in this offering, Mr. Sharma would be paid approximately $728,000; if 1,000,000 shares (50%) are sold in this offering, Mr. Sharma would be paid approximately $364,000 and if 200,000 shares (10%) are sold in this offering, Mr. Sharma would be paid approximately $72,800. In addition, we expect that Mr. Sharma will receive 50% of the warrants to be issued by us to Brookstreet and Brookstreet will pay the exercise price of these warrants for Mr. Sharma. See “Plan of Distribution”.

      Christopher J. Reed, our founder, President and CEO, has a company credit card. Mr. Reed is permitted to use the card for personal purchases as well as for corporate purposes. At the end of each year, Mr. Reed reimburses the Company for the amount of any personal purchases.

      At the time of each of the transactions listed above, except for the loan in October 2003 from Robert T. Reed, Sr., the Company did not have any independent directors to ratify such transactions. The Company currently does not have any independent directors.

PRINCIPAL STOCKHOLDERS

      The following table sets forth certain information as to shares of our common stock owned as of October 31, 2004, or which can be acquired within 60 days of October 31, 2004, by (i) each person known by management to beneficially own more than five percent (5%) of our outstanding common stock, (ii) each of our directors and executive officers, and (iii) all directors and executive officers as a group.

	Number
	of Shares		% Owned if	% Owned if	% Owned if
	Owned	% Owned	200,000	1,000,000	2,000,000
	Before	Before	Shares	Shares	Shares
Name and Address of Beneficial Owner	Offering	Offering(1)	are Sold	are Sold	are Sold

5%-or-greater Stockholders
Joseph Grace	500,000	10.6%	10.1%	8.7%	7.4%
1900 West Nickerson Street
Suite 116, PMB 158
Seattle, WA 98119
Directors and Executive Officers(2)
Christopher J. Reed(3)	3,200,000	67.7%	65.0%	55.9%	47.6%
Robert T. Reed, Jr.(4)	327,500	7.1%	6.8%	5.8%	5.0%
Eric Scheffer	500	*	*	*	*
Robert Lyons	0	0	0	0	0
Judy Holloway Reed(3)	3,200,000	67.7%	65.0%	55.9%	47.6%
Peter Sharma III(5)	137,539	2.8%	2.7%	2.3%	2.0%
All directors and executive officers as a group (6 persons)	3,665,039	74.6%	71.7%	62.0%	53.1%

*	Less than 1%

(1)	Percentage of ownership for each holder is calculated on 4,726,091 shares of common stock outstanding on October 31, 2004. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes shares over which the holder has voting or investment power, subject to community property laws. Shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days are considered to be beneficially owned by the person holding the options or warrants for computing that person’s percentage, but are not treated as outstanding for computing the percentage of any other person.

(2)	The address for all directors and officers of the Company is: 13000 South Spring Street, Los Angeles, California 90061.

(3)	Christopher J. Reed and Judy Holloway Reed are husband and wife. The same number of shares are shown for each of them as they may each be deemed to be the beneficial owner of all of such shares.

(4)	Consists of (i) 267,500 shares of common stock and (ii) 15,000 shares of Series A preferred stock, which can be converted at any time into 60,000 shares of common stock.

(5)	Consists of warrants to purchase 137,539 shares of common stock at any time.

DESCRIPTION OF OUR SECURITIES

      We have the authority to issue 12,000,000 shares of capital stock, consisting of 11,500,000 shares of common stock, $.0001 par value per share, and 500,000 of preferred stock, which can be issued from time to time by our board of directors on such terms and conditions as they may determine. As of October 31, 2004, there were 4,726,091 shares of common stock outstanding. In addition, we intend to issue 59,290 shares of Series A preferred stock in connection with a private offering of such stock and the conversion of some of our debt to such stock during 2004.

Common Stock

      Holders of our common stock are entitled to one vote per share on all matters requiring a vote of stockholders, including the election of directors. Since our common stock does not have cumulative voting rights, the holders of more than a majority of the outstanding shares of common stock can elect all of the directors whose terms expire that year, if they choose to do so. Christopher J. Reed, our President and CEO, holds a majority of our outstanding common stock and may continue to hold a majority of our outstanding common shares if less than all the shares being offered in this offering are sold. Consequently, Mr. Reed may continue to be able to elect all of our directors.

      Holders of our common stock are entitled to receive dividends only if we have funds legally available and the Board of Directors declares a dividend.

      Holders of our common stock do not have any rights to purchase additional shares. This right is sometimes referred to as a pre-emptive right.

      Upon any liquidation and dissolution of the Company, whether in bankruptcy or otherwise, holders of common stock rank behind the Company’s secured and unsecured debt holders, and behind any holder of any series of our preferred stock.

      Prior to this offering, there has been no public market for our common stock.

Series A Preferred Stock

      Holders of our Series A preferred stock are entitled to receive out of assets legally available, a 5% pro-rata annual non-cumulative dividend. The dividend can be paid in cash or, in the sole and absolute discretion of our board of directors, in shares of common stock based on its then fair market value. We cannot declare or pay any dividend on shares of our securities ranking junior to the preferred stock until the holders of our preferred stock have received the full non-cumulative dividend to which they are entitled. In addition, the holders of our preferred stock are entitled to receive pro rata distributions of dividends on as “as converted” basis with the holder of our common stock.

      In the event of any liquidation, dissolution or winding up of the Company, or if there is a change of control event, then, subject to the rights of the holders of our more senior securities, if any, the holders of our Series A preferred stock are entitled to receive, prior to the holders of any of our junior securities, $10.00 per share plus all accrued and unpaid dividends. Thereafter, all remaining assets shall be distributed pro rata among all of our security holders.

      At any time after June 30, 2007, we have the right, but not the obligation, to redeem all or any portion of the Series A preferred stock by paying the holders thereof the sum of the original purchase price per share, which was $10.00, plus all accrued and unpaid dividends.

      The Series A preferred stock may be converted, at the option of the holder, at any time after issuance and prior to the date such stock is redeemed, into four shares of common stock, subject to adjustment in the event of stock splits, reverse stock splits, stock dividends, recapitalization, reclassification and similar transactions. We are obligated to reserve out of our authorized but unissued shares of common stock a sufficient number of such shares to effect the conversion of all outstanding shares of Series A preferred stock.

      Except as provided by law, the holders of our Series A preferred stock do not have the right to vote on any matters, including, without limitation, the election of directors. However, so long as any shares of Series A preferred stock are outstanding, we shall not, without first obtaining the approval of at least a majority of the holders of the Series A preferred stock:

•	amend our Certificate of Incorporation or bylaws in any manner which adversely affects the rights of the Series A preferred stock; or

•	authorize or issue any equity security having a preference over the Series A preferred stock with respect to dividends, liquidation, redemption or voting, including any other security convertible into or exercisable for any equity security other than any senior preferred stock.

      There is no public market for our Series A preferred stock and we do not intend to register such stock with the SEC or seek to establish a public market for such stock.

Options and Warrants

      As of October 31, 2004, we had outstanding options and warrants to purchase an aggregate of 921,376 shares of our common stock, with a range of exercise prices from $0.02 to $6.00 and an average exercise price of $2.04 per share. The options and warrants expire at various dates between 2005 and 2007.

Voting Requirements

      Delaware corporate law and our bylaws require the approval of the holders of a majority of our voting securities for most actions requiring stockholder approval. These actions include:

•	Election of directors

•	Mergers

•	Sales of substantially all of our shares, and

•	Amendment to our certificate of incorporation.

      There are no provisions in our Certificate of Incorporation or bylaws that would delay, defer or prevent a change in control of our company. However, Christopher J. Reed, as our principal stockholder, has the power, and may continue to have the power, to determine the outcome of any such vote, or any other matter, on which the stockholders may vote.

Delaware Anti-Takeover Law

      We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•	A stockholder who owns 15% or more of our outstanding voting stock (such a person is referred to as an “interested stockholder”)

•	An affiliate of an interested stockholder, or

•	An associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of our assets.

      However, the above provisions of Section 203 do not apply if:

•	Our board of directors approves the transaction that made the stockholder an interested stockholder, prior to the date of that transaction

•	After the completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of our voting stock outstanding at the time the transaction began, excluding shares owned by persons who are our officers and directors, or

•	On or subsequent to the date of the transaction, the business combination is approved by our board and authorized at a meeting of our stockholders by an affirmative vote of at least 2/3 of the outstanding voting stock not owned by the interested stockholder.

      The provisions of this statute could prohibit or delay mergers or other change and control attempts, and thus may discourage attempts to acquire our company.

SHARES AVAILABLE FOR FUTURE RESALE

      Sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could adversely affect prevailing market prices of our common stock. Those circumstances could also adversely affect our ability to raise capital on favorable terms.

      All of the shares issued in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, except for shares which may be purchased by our affiliates. The term affiliates is defined in Rule 144 under the Securities Act of 1933 and includes our directors, executive officers and 10%-or-greater stockholders, as well as others who exert control over a company.

      Of the 4,726,091 shares of our common stock outstanding as of October 31, 2004, 4,277,416 shares are restricted securities as that term is defined in Rule 144. Restricted securities may be resold publicly only if they are registered or if the sale qualifies for an exemption under the securities laws, including Rule 144. Of these 4,277,416 shares, 3,968,000 shares are held by our affiliates.

      Under Rule 144, a person who has beneficially owned restricted shares of our common stock for at least one year can sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the shares of common stock then outstanding (in our case, between 47,261 shares if no shares are sold pursuant to this offering and 67,261 shares immediately after this offering if all shares offered hereby are sold), or

•	The average weekly trading volume of our common stock during the four weeks preceding the sale.

      Under Rule 144(k), a person who has not been our affiliate for 90 days preceding a sale can sell shares owned for at least two years without the volume limitations referred to above.

      Of the 4,277,416 restricted shares of our common stock outstanding, 4,277,416 shares have been owned for at least one year and 4,272,916 of these shares have been owned for at least two years.

PLAN OF DISTRIBUTION

General

      We are offering to sell, on a best efforts basis, up to 2,000,000 newly issued shares of our common stock at an assumed offering price of $4.00 per share. No minimum number of shares is required to be sold. Sales will be made only in states in which we have registered the offering and only in states in which Brookstreet is registered to sell securities. Solely for the purpose of covering over-allotments, we believe that we will issue Brookstreet an over-allotment option to sell up to an additional 15% of the shares being sold in this offering, for 60 days following the date of this prospectus.

      Brookstreet is a member of the National Association of Securities Dealers, or NASD. For serving as a selling agent for this offering, we will pay Brookstreet a selling commission equal to 10.0% of the aggregate purchase price of the common stock sold in this offering. We will also pay Brookstreet a non-accountable expense allowance equal to 2.0% of the aggregate purchase price of the common stock sold in this offering. In addition, the Company has previously paid a non-refundable fee of $15,000, for legal and due diligence expenses, to Brookstreet

      We expect that under an agreement between Peter Sharma III, a director of the Company and a registered representative of Brookstreet, and Brookstreet, Mr. Sharma will receive approximately 9.1% of the gross proceeds of this offering as his share of total commissions and the non-accountable expense allowance, being paid by us to Brookstreet. If all 2,000,000 shares are sold in this offering, Mr. Sharma would be paid approximately $728,000; if 1,000,000 shares (50%) are sold in this offering, Mr. Sharma would be paid approximately $364,000 and if 200,000 shares (10%) are sold in this offering, Mr. Sharma would be paid approximately $72,800. Mr. Sharma has provided various consulting services for us, including advice regarding product development, computer matters, sales and marketing and corporate financing.

      In addition, we will issue to Brookstreet a five-year warrant, commencing one year after the effective date of this offering, to purchase a number of shares of common stock equal to 10% of the shares sold in this offering, at an assumed purchase price of $4.00 per share. Of the warrants received by Brookstreet, we believe that 50% will be assigned by Brookstreet to Mr. Sharma, one year after the effective date of this offering, and Brookstreet will pay the exercise price of the warrants that may be exercised by Mr. Sharma.

      Neither the warrants granted to Brookstreet nor the shares issuable upon their exercise may be sold, transferred, assigned, pledged or hypothecated by any person, except for the warrants to be assigned to Mr. Sharma or as provided below, for a period of one year following the date of this offering. The warrants and shares issuable upon their exercise may be transferred to any NASD member participating in this offering and the bona fide officers or partners thereof, and securities which are convertible into other types of securities or which may be exercised for the purchase of other securities may be so transferred, converted or exercised if all securities so transferred or received remain subject to the restrictions specified above for the remainder of the initially applicable time period. All certificates or similar instruments representing securities restricted pursuant to the foregoing shall bear an appropriate legend describing the restriction and stating the time period for which the restriction is operative. Securities to be received by a member of the NASD as underwriting compensation shall only be issued to a member participating in the offering and the bona fide officers or partners thereof.

      Brookstreet is a general securities broker/ dealer registered with the NASD, that is licensed with the NASD to sell equity, debt, mutual funds, private placements of securities, and act as an underwriter and/or selling group participant for corporate securities other than mutual funds. The compensation we pay to Brookstreet may be deemed to be underwriting commission.

      We are obligated to pay the expenses of this offering.

Other Principle Terms of the Selling Agent Agreement

      The selling agent agreement also includes the following terms:

•	We agree to use our best efforts to have the shares sold in this offering listed on a national stock exchange as soon as practicable following the offering;

•	We agree to indemnify Brookstreet against certain liabilities, including liabilities under the Securities Act of 1933; and

•	For a period of five years following this offering, Brookstreet will have:

•	the right to designate an observer to board of directors and each of its committees; and

•	a right of first refusal to effect any public offering in the United States of any debt or equity securities (other than bank debt, PIPEs or similar financings) by us or any of our 5%-or-greater shareholders, until the first such time that Brookstreet declines to exercise such right.

Offering Procedures

      We will publish announcements of the offering on certain of our products and on our website, and we will mail and e-mail copies of the announcement to our stockholders, customers and inquirers. An announcement of the offering also will be published on Brookstreet’s website. The announcements will provide the limited information permitted under applicable securities laws and will give our telephone number, mailing address and e-mail address for requesting this prospectus. Similar announcements may be published in other selected magazines.

      Shares may be purchased by placing a buy order in a cash account with Brookstreet. According to regular way settlement, a written confirmation will be sent by electronic mail or first class mail to notify the subscriber of the extent, if any, to which such subscription has been accepted on our behalf by Brookstreet.

      The offering will begin on the date of this prospectus and continue until either all of the shares have been sold or we terminate the offering, but in no event later than nine months after the date of this prospectus. Subject to the foregoing, the timing of the termination is at the discretion of our board of directors.

Lock-Up Agreements

      We will agree to obtain from each of our directors, executive officers and 5%-or-greater stockholders, a written agreement restricting each such person from selling any of his shares of the Company’s common stock for a period of 12 months from the date of this prospectus, other than intra-family transfers or transfers to trusts for estate planning purposes, without the prior written consent of Brookstreet.

Lock-In of Promotional Shares

      In connection with our previously prior filed registration statement, which was declared effective by the SEC on December 31, 2002, and to satisfy the requirements of certain state securities laws and regulations, certain persons who were deemed promoters of the Company executed promotional share lock-in agreements with respect to all or some of their common stock and/or options. Pursuant to these agreements, they agreed that (i) they generally were unable to transfer the subject shares and/or options and (ii) in the event of a dissolution, merger, consolidation, reorganization, sale of exchange of our assets or securities with a person who is not a promoter, they would not share in any distribution until the public stockholders have received an amount equal to $4.00 times the number of shares of common stock that they purchased in the prior public offering and which they still held at the time of such distribution (adjusted for stock splits, stock dividends, recapitalizations and the like). The latter restriction could be waived by the vote of holders of a majority of the outstanding common stock which was not subject to the promotional shares lock-in agreements. However, the voting rights of the common stock subject to the escrow were not affected.

      In the event of a non-cash transaction, the fair value of the non-cash consideration would be used. In the event of a transaction with a promoter, the persons named below also would not share in any distribution until the public stockholders received an amount equal to $4.00 times the number of shares of common stock that they purchased in the prior public offering and which they still held at the time of such distribution (adjusted for stock splits, stock dividends, recapitalizations and similar transactions).

      Beginning one year from the completion or termination of the prior public offering offering, 2 1/2% of the shares placed in escrow would be released each quarter. All remaining promotional shares would be released from escrow on the second anniversary of the completion or termination of the prior public offering. Shares released from the promotional shares lock-in agreements would no longer be considered “promotional shares” and the holders of such released shares consequently could participate in any distributions with respect to such released shares. In addition, the agreements provide that the escrow would terminate if the registration in the various states was terminated prior to the sale of any shares or if the purchase price for any shares sold were returned to the investors. The Company formally withdrew its registration statement with the SEC on March 27, 2003, prior to the time that any shares were sold. Even though we did not withdraw our registration in the various states, there is an argument that these agreements terminated and are not currently effective.

      The promotional shares lock-in agreements related to the following individuals:

Christopher J. Reed	3,200,000 shares
Robert T. Reed, Jr.	279,510 shares and options
Robert T. Reed, Sr.	262,500 options

LEGAL MATTERS

      The validity of the securities offered hereby is being passed upon for us by Lance Jon Kimmel, Esq. of Los Angeles, California.

EXPERTS

      Our financial statements which appear in this prospectus and in the registration statement have been audited by Weinberg & Company, P.A. with respect to the balance sheet at December 31, 2003 and the statement of operations and cash flows for the years ended December 31, 2002 and 2003, and are included in reliance upon the report of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form SB-2 with the SEC. This prospectus, which forms a part of that registration statement, does not contain all of the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document.

      You may review and copy our complete registration statement at the SEC’s Public Reference Room at 450 Fifth Street, Washington, D.C. 20549, and at the SEC’s regional offices in Chicago, Illinois and New York, New York. You may call the SEC at 1-800-732-0330 for further information on the operation of the Public Reference Room. The registration statement, and other reports and filings we will make with the SEC in the future, can also be reviewed by accessing the SEC’s website at http://www.sec.gov.

      As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act for at least twelve months and, in accordance therewith, will file periodic reports and other information with the SEC, including an annual report containing audited financial statements.

      You should rely only on the information in this prospectus or any supplement to it. We have not authorized anyone to provide you with information that is different. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on its cover.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Reed’s, Inc.

      We have audited the accompanying balance sheet of Reed’s, Inc. as of December 31, 2003 and the related statements of operations, changes in stockholders’ equity and cash flows for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Reed’s, Inc. as of December 31, 2003 and the results of its operations and its cash flows for the years ended December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ WEINBERG & COMPANY, P.A.

Boca Raton, Florida

November 5, 2004

REED’S, INC

BALANCE SHEETS
As of December 31, 2003 and June 30, 2004 (Unaudited)

	December 31, 2003	June 30, 2004

		(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$12,930	$173,075
Inventory	1,297,360	1,407,785
Trade accounts receivable, net of allowance for doubtful accounts and returns and discounts of $35,580 and $68,130, respectively	566,057	1,329,729
Other receivables	57,909	58,154
Prepaid expenses	17,382	53,092
Deferred stock offering costs	—	7,672

Total Current Assets	1,951,638	3,029,507

Property and equipment, net of accumulated depreciation of $293,778 and $345,366, respectively	1,713,911	1,713,677

OTHER ASSETS
Brand names	800,201	800,201
Other intangibles, net of accumulated amortization of $26,251 and $30,499	69,220	71,101

Total Other Assets	869,421	871,302

TOTAL ASSETS	$4,534,970	$5,614,486

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$1,178,677	$1,765,800
Lines of credit	788,514	1,015,327
Current portion of long term debt	411,452	383,000
Accrued interest	101,350	124,818
Accrued expenses	61,304	95,808

Total Current Liabilities	2,541,297	3,384,753
Loans payable, related party	259,894	259,894
Long term debt, less current portion	974,269	937,466
Proceeds received prior to issuance of preferred stock	—	310,900

Total Liabilities	3,775,460	4,893,013

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY
Common stock, $.0001 par value, 50,000,000 shares authorized, 4,726,091 shares issued and outstanding as of December 31, 2003 and June 30, 2004	472	472
Additional paid in capital	2,429,824	2,429,824
Accumulated deficit	(1,670,786)	(1,708,823)

Total stockholders’ equity	759,510	721,473

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$4,534,970	$5,614,486

The accompanying notes are an integral part of these financial statements

REED’S, INC.

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2003 and 2002
and for the Six Months Ended June 30, 2004 and 2003 (Unaudited)

	Years Ended		Six Months Ended

	December 31,	December 31,	June 30,	June 30,
	2003	2002	2004	2003

			(Unaudited)	(Unaudited)
SALES	$6,781,776	$6,428,742	$4,495,344	$3,262,426
COST OF SALES	5,462,205	4,836,133	3,623,767	2,530,797

GROSS PROFIT	1,319,571	1,592,609	871,577	731,629

OPERATING EXPENSES
Selling	658,260	578,964	336,278	291,283
General & Administrative	758,258	757,863	459,323	385,056
Impairment of assets	—	12,000	—	—

	1,416,518	1,348,827	795,601	676,339

INCOME (LOSS) FROM OPERATIONS	(96,947)	243,782	75,976	55,290
OTHER EXPENSES
Interest Expense	(250,738)	(309,594)	(114,013)	(128,152)
Stock Offerings Costs	(426,682)	—	—	(426,546)

NET LOSS	$(774,367)	$(65,812)	$(38,037)	$(499,408)

LOSS PER SHARE — Basic and Diluted	$(0.16)	$(0.01)	$(0.01)	$(0.11)

WEIGHTED AVERAGE SHARES OUTSTANDING, BASIC AND DILUTED	4,724,488	4,721,591	4,726,091	4,721,591

The accompanying notes are an integral part of these financial statements

REED’S, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For the Year Ended December 31, 2003
and for the Six Months Ended June 30, 2004 (Unaudited)

	Common Stock		Additional
			Paid in	Accumulated
	Shares	Amount	Capital	Deficit	Total

Balance, January 1, 2003	4,721,591	$472	$2,414,824	$(896,419)	$1,518,877
Sale of stock	3,000	—	10,500	—	10,500
Issuance of stock for services	1,500		4,500		4,500
Net Loss for year ended 2003	—	—	—	(774,367)	(774,367)

Balance, December 31, 2003	4,726,091	472	2,429,824	(1,670,786)	759,510
Net loss for six months ended June 30, 2004 (Unaudited)	—	—		(38,037)	(38,037)

Balance, June 30, 2004 (Unaudited)	4,726,091	$472	$2,429,824	$(1,708,823)	$721,473

The accompanying notes are an integral part of these financial statements

REED’S INC.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2003 and 2002
and for the Six Months Ended June 30, 2004 and 2003 (Unaudited)

	Years Ended		Six Months Ended

	December 31,	December 31,	June 30,	June 30,
	2003	2002	2004	2003

			(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	$(774,367)	$(65,812)	$(38,037)	$(499,408)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	99,423	49,852	55,567	40,232
Non cash stock compensation	4,500	—	—	—
Loss on asset impairment	—	12,000	—	—
Amortization of discount on notes payable	24,780	148,680	—	24,780
Deferred offering costs	426,968	—	—	426,968
Changes in operating assets and liabilities:
Accounts receivable	(139,472)	(48,207)	(763,672)	(124,924)
Inventory	43,262	(87,143)	(110,425)	202,846
Prepaid Expenses	111	13,026	(35,710)	(60,399)
Other receivables	(9,031)	(41,700)	(245)	(7,894)
Accounts payable	25,914	179,771	587,123	(163,130)
Accrued expenses	19,394	(46,360)	34,504	32,855
Accrued interest	(3,594)	104,944	23,468	20,530

Net cash provided by (used in) operating activities	(282,112)	219,051	(247,427)	(107,544)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(143,999)	(404,603)	(51,354)	(56,316)
Acquisition of intangible assets	(4,256)	(36,285)	(5,860)	(1,142)

Net cash used in investing activities	(148,255)	(440,888)	(57,214)	(57,458)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on debt	(104,349)	—	(65,255)	(11,382)
Proceeds from issuance of common stock	10,500	—	—	—
Proceeds received prior to issuance of preferred stock	—	—	310,900	—
Proceeds from borrowings	—	17,943	—	—
Net borrowing (repayment) on lines of credit	479,854	267,694	226,813	239,116
Proceeds (Payments) on debt to related parties	32,550	—	—	—
Payments for deferred stock offering costs	—	(267,730)	(7,672)	—

Net cash provided by financing activities	418,555	17,907	464,786	227,734

NET INCREASE (DECREASE) IN CASH	(11,812)	(203,930)	160,145	62,732
CASH — Beginning of period	24,742	228,672	12,930	24,742

CASH — End of period	$12,930	$24,742	$173,075	$87,474

Supplemental Disclosures of Cash Flow Information
Cash paid during the period for:
Interest	$239,813	$105,287	$90,545	$102,716

Taxes	$—	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

REED’S, INC.

NOTES TO FINANCIAL STATEMENTS

(1)	Operations and Summary of Significant Accounting Policies

      This summary of significant accounting policies is presented to assist in understanding the Company’s financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

A) Nature of Operations

      Reed’s, Inc. (the “Company”) was organized under the laws of the state of Florida in January 1991. In 2001, the Company changed its name from Original Beverage Corporation to Reed’s, Inc. and changed its state of incorporation from Florida to Delaware. The Company is engaged primarily in the business of developing, manufacturing and marketing natural non-alcoholic beverages, as well as candies and ice creams. The Company currently offers 14 beverages, two candies and three ice creams.

      The Company sells its products primarily in upscale gourmet and natural food stores and supermarket chains in the United States and, to a lesser degree, in Canada.

B) Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C) Accounts Receivable

      The Company evaluates the collectibility of its trade accounts receivable based on a number of factors. In circumstances where the Company becomes aware of a specific customer’s inability to meet its financial obligations to the Company, a specific reserve for bad debts is estimated and recorded which reduces the recognized receivable to the estimated amount the Company believes will ultimately be collected. In addition to specific customer identification of potential bad debts, bad debt charges are recorded based on the Company’s historical losses and an overall assessment of past due trade accounts receivable outstanding.

      The allowance for doubtful accounts, slotting fees, returns and discounts is established through a provision for returns and discounts charged against sales. Receivables are charged off against the allowance when payments are received or products returned. The allowance for doubtful accounts and returns and discounts as of December 31, 2003 and June 30, 2004 (unaudited) was $35,580 and $68,130, respectively.

D) Property and Equipment and Related Depreciation

      Property and equipment is stated at cost. Depreciation is calculated using accelerated and straight-line methods over the estimated useful lives of the assets as follows:

Property and Equipment Type	Years of Depreciation

Building and improvement	39 years
Machinery and equipment	7 years
Computer	3-5 years
Automobile	5 years
Office equipment	7 years

      Management regularly reviews property, equipment and other long-lived assets, including identifiable amortizing intangibles, for possible impairment. This review occurs annually, or more frequently if events or

REED’S, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

changes in circumstances indicate the carrying amount of the asset may not be recoverable. If there is indication of impairment of property and equipment or amortizable intangible assets, then management prepares an estimate of future cash flows (undiscounted and without interest charges) expected to result from the use of the asset and its eventual disposition. If these cash flows are less than the carrying amount of the asset, an impairment loss is recognized to write down the asset to its estimated fair value. The fair value is estimated by reviewing the net sales of the associated beverage and applying industry multiples for which similar beverages are sold. Annually, or earlier, if there is indication of impairment of identified intangible assets not subject to amortization, management compares the estimated fair value with the carrying amount of the asset. An impairment loss is recognized to write down the intangible asset to its fair value if it is less than the carrying amount. Preparation of estimated expected future cash flows is inherently subjective and is based on management’s best estimate of assumptions concerning expected future conditions. No impairments were identified as of December 31, 2003 or June 30, 2004.

      Management believes that the accounting estimate related to impairment of its long lived assets, including its trademark license and trademarks, is a “critical accounting estimate” because: (1) it is highly susceptible to change from period to period because it requires management to estimate fair value, which is based on assumptions about cash flows and discount rates; and (2) the impact that recognizing an impairment would have on the assets reported on our consolidated balance sheet, as well as net income, could be material. Management’s assumptions about cash flows and discount rates require significant judgment because actual revenues and expenses have fluctuated in the past and are expected to continue to do so.

      In estimating future revenues, we use internal budgets. Internal budgets are developed based on recent revenue data for existing product lines and planned timing of future introductions of new products and their impact on our future cash flows.

E) Intangible Assets

      Trademark license and trademarks primarily represent the costs paid by the Company for exclusive ownership of the Reed’s® trademark in connection with the manufacture, sale and distribution of beverages and water and non-beverage products. The Company also owns the Virgil’s® trademark and the China Cola® trademark. In addition, the Company owns a number of other trademarks in the United States as well as in a number of countries around the world. During 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. Under the provisions on SFAS No. 142, the Company discontinued amortization on indefinite-lived trademark licenses and trademarks while continuing to amortize remaining trademark licenses and trademarks over one to 25 years.

      The Company records intangible assets in accordance with Statement of Financial Accounting Standard (SFAS) number 142, Goodwill and Other Intangible Assets. Goodwill and other intangible assets deemed to have indefinite lives are not subject to annual amortization. The Company reviews, at least annually, its investment in brand names and other intangible assets for impairment and if impairment is deemed to have occurred the impairment is charged to expense. Intangible assets which have finite lives are amortized on a straight line basis over their remaining useful life; they are also subject to annual impairment reviews. See Note 4.

F) Concentrations

      The Company’s cash balances on deposit with banks are guaranteed by the Federal Deposit Insurance Corporation up to $100,000. The Company may be exposed to risk for the amounts of funds held in one bank in excess of the insurance limit. In assessing the risk, the Company’s policy is to maintain cash balances with high quality financial institutions. The Company had cash balances in excess of the $100,000 guarantee during the year ended December 31, 2003 and the six months ended June 30, 2004.

REED’S, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      During the years ended December 31, 2003 and 2002 the Company’s had one customer which accounted for approximately 15% and 13% of sales in each of the respective years and 12.9% and 16.7% for each of the six months ended June 30, 2004 and June 30, 2003, respectively . No other customer accounted for more than 10% of sales in either year. As of December 31, 2003 and at June 30, 2004, the Company had $70,909 and $131,282-of accounts receivable from that customer.

      The Company currently relies on a single contract packer for a majority of its production and bottling of beverage products. The Company has different packers for their non-beverage products. Although there are other packers and the Company is in the process of outfitting their own brewery and bottling plant, a change in packers may cause a delay in the production process, which could ultimately affect operating results.

G) Fair Value of Financial Instruments

      The Company’s financial instruments include cash, accounts and other receivables, accounts payable, lines of credit and loans payable. The carrying value of the Company’s financial instruments approximate their fair value as of December 31, 2003.

H) Shipping and Handling Costs

      The Company classifies all shipping and handling costs of the sale of its products as a component of cost of sales.

I) Income Taxes

      Current income tax expense is the amount of income taxes expected to be payable for the current year. A deferred income tax asset or liability is established for the expected future consequences of temporary differences in the financial reporting and tax bases of assets and liabilities. The Company considers future taxable income and ongoing, prudent and feasible tax planning strategies, in assessing the value of its deferred tax assets. If the Company determines that it is more likely than not that these assets will not be realized, the Company will reduce the value of these assets to their expected realizable value, thereby decreasing net income. Evaluating the value of these assets is necessarily based on the Company’s judgment. If the Company subsequently determined that the deferred tax assets, which had been written down, would be realized in the future, the value of the deferred tax assets would be increased, thereby increasing net income in the period when that determination was made.

J) Deferred Stock Offering Costs

      The Company capitalizes costs incurred related to an initial public offering and future issuance of common stock until such time as the stock is issued, or the stock offering is abandoned by the Company (usually within six months when the cost was incurred). These costs include attorney’s fees, accountant’s fees, SEC filing fees, state filing fees, and other consulting fees all related to the initial public offering and future issuance of common stock. In 2003, an offering was abandoned and $426,682 of such costs were expensed. Deferred offering costs of $7,672 are included in the balance sheet as of June 30, 2004 (unaudited) in connection with the Company’s public offering anticipated to commence in 2004.

K) Stock Options

      Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123), establishes a fair value method of accounting for stock-based compensation plans and for transactions in which an entity acquires goods or services from non-employees in exchange for equity instruments. SFAS No. 123 also encourages, but does not require companies to record compensation cost for stock-based employee compensation. SFAS No. 123 was amended by SFAS No. 148, which now requires

REED’S, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

companies to disclose in interim financial statements the pro forma effect on net income (loss) and net income (loss) per common share of the estimated fair market value of stock options or warrants issued to employees. The Company has chosen to continue to account for stock-based compensation utilizing the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, with pro forma disclosures of net income (loss) as if the fair value method had been applied. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair market price of the Company’s stock at the date of grant over the amount an employee must pay to acquire the stock.

L) Revenue Recognition

      Revenue is recognized on the sale of product when the product is shipped, which is when the risk of loss transfers to our customers, and collection of the receivable is reasonably assured. Product is not shipped without an order from the customer and credit acceptance procedures being performed. The allowance for returns is regularly reviewed and adjusted by management based on historical trends of returned items. Amounts paid by customers for shipping and handling costs are included in sales.

M) Advertising Costs

      The Company accounts for advertising production costs by expensing such production costs the first time the related advertising is run. In addition, the Company supports its customers, including distributors, with promotional allowances, a portion of which is utilized for marketing and indirect advertising by them. In certain instances, a portion of the promotional allowances payable to customers based on the levels of sales to such customers, the Company estimates promotion requirements or expected use of the allowances. If the level of sales, promotion requirements or use of the allowances are different from such estimates, the promotional allowances could, to the extent based on estimates, require adjustments.

      Advertising costs are expensed as incurred and are included in selling expense, in the amount of $29,234 and $37,915 for the years ended December 31, 2003 and 2002, respectively and $33,403 and $41,846 for the six months ended June 30, 2004 and 2003, respectively (unaudited).

      The Company accounts for certain sales incentives, including slotting fees, as a reduction of gross sales, in accordance with Emerging Issues Task Force on Issue 01-9 “Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor’s Products.”

N) Recent Accounting Pronouncements

      In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, “Consolidation of Variable Interest Entities”, an interpretation of Accounting Research Bulletin (“ARB”) No. 51 “Consolidated Financial Statement”. In December 2003, the FASB issued a revised version of FIN 46 (FIN 46R) that replaced the original FIN 46.

      Interpretation No. 46R addresses consolidation by business enterprises of variable interest entities, which have one or both of the following characteristics: (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated support from other parties, which is provided through other interest that will absorb some or all of the expected losses of the entity; (ii) the equity investors lack one or more of the following essential characteristics of a controlling financial interest, the direct or indirect ability to make decisions about the entities activities through voting rights or similar rights; or the obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities; the right to receive the expected residual returns of the entity if they occur, which is the compensation for the risk of absorbing the expected loss.

      Interpretation No. 46R, also requires expanded disclosures by the primary beneficiary (as defined) of a variable interest entity and by an enterprise that holds a significant variable interest in a variable interest entity

REED’S, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

but is not the primary beneficiary. Interpretation No. 46 as revised, applies to small business issues no later than the end of the first reporting period that ends after December 15, 2004.

      This effective date includes those entities to which Interpretation No. 46R had previously been applied. However, prior to the required application of Interpretation No. 46R, a public entity that is a small business issuer shall apply Interpretation No. 46R or this Interpretation to those entities that are considered to be special-purpose entities no later than as of the end of the first reporting period that ends after December 15, 2003.

      Interpretation No. 46R may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated.

      In June 2003, the FASB issued an Exposure Draft for a proposed statement of financial accounting standards (“SFAS”) entitled “Qualifying Special Purpose Entities (“QSPE”) and Isolation of Transferred Assets”, an amendment of SFAS No. 140 (“The Exposure Draft”). The Exposure Draft is a proposal that is subject to change and as such is not yet authoritative. If the proposal is enacted in its current form, it will amend and clarify SFAS 140. The Exposure Draft would prohibit an entity from being a QSPE if it enters into an agreement that obligated a transferor of financial assets, its affiliates or its agents to deliver additional cash or other assets to fulfill the special-purposes entity’s obligation to beneficial interest holders.

      In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS No. 149 amends and clarifies financial accounting reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The changes in SFAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. This statement is effective for contracts entered into or modified after June 30, 2003 and all of its provisions should be applied prospectively.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 changes the accounting for certain financial instruments with characteristics of both liabilities and equity that, under previous pronouncements, issuers could account for as equity. The new accounting guidance contained in SFAS No. 150 requires that those instruments be classified as liabilities in the balance sheet.

      SFAS No. 150 affects the issuer’s accounting for three types of freestanding financial instruments. One type is mandatory redeemable shares, which the issuing company is obligated to buy back in exchange for cash and other assets. A second type includes put options and forward purchase contracts, which involves instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. The third type of instruments that are liabilities under this Statement is obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s shares.

      SFAS No. 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirely. Most of the provisions of SFAS No. 150 are consistent with the existing definition of liabilities in FASB Concepts Statement No. 6, “Elements of Financial Statements”. The remaining provisions of this SFAS are consistent with the FASB’s proposal to revise that definition to encompass certain obligations that a reporting entity can or must settle by issuing its own shares. This SFAS shall be effective for financial instruments entered into or modified after May 31, 2003 and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of a non-public entity, as to which the effective date is for fiscal periods beginning after December 15, 2003.

REED’S, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The Company does not believe that the adoption of the above recent pronouncements will have a material effect on the Company’s consolidated financial position or results of operations.

(2)	Inventory

      Inventory is valued at the lower of cost (first-in, first-out) or market, and is comprised of the following,

	December 31,	June 30,
	2003	2004

		(Unaudited)
Raw Materials	$668,025	$588,171
Finished Goods	629,335	819,614

	$1,297,360	$1,407,785

(3)	Fixed Assets

      Fixed assets are comprised of the following as of December 31, 2003 and June 30, 2004:

	December 31,	June 30,
	2003	2004

		(Unaudited)
Land	$409,546	$409,546
Building	896,112	903,008
Vehicles	137,664	137,664
Machinery and equipment	465,430	509,888
Office equipment	98,937	98,937
Accumulated depreciation	(293,778)	(345,366)

	$1,713,911	$1,713,677

      Depreciation expense for the years ended December 31, 2003 and 2002 was $92,051 and $39,126, respectively, and $51,589 and $36,635 for the six months ended June 30, 2004 and 2003, respectively (unaudited).

(4)	Intangible Assets

Brand Names

      Brand Names consist of two (2) trademarks for natural beverages which the Company acquired in previous years. As long as the Company continues to renew its trademarks, these intangible assets will have an indefinite life. Accordingly, they are not subject to amortization. One of the Brand Names was deemed to have been impaired in 2002 and the impairment of approximately $12,000 was charged to loss on impairment. The impairment resulted from the initial valuation of the asset in accordance with FAS No. 142. The Company determines fair value for Brand Names by reviewing the net sales of the associated beverage and applying industry multiples for which similar beverages are sold. As of December 31, 2003 and 2002 and at June 30, 2004 (unaudited) the carrying amounts for Brand Names were $800,201.

REED’S, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Other Intangible Assets

      Other Intangible Assets consists of:

December 31, 2003

	Carrying	Accumulated	Current Year
Asset	Amount	Amortization	Amortization	Useful Life

Packaging Design
Costs	$77,128	$24,287	$6,628	120 months
Building Loan Fees	18,614	2,234	745	300 months

Total	$95,742	$26,521	$7,373

June 30, 2004

	Carrying	Accumulated	Current Period
Asset	Amount	Amortization	Amortization	Useful Life

	(Unaudited)
Packaging Design
Costs	$82,986	$27,893	$3,606	120 months
Building Loan Fees	18,614	2,606	372	300 months

Total	$101,600	$30,499	$3,978

      The estimated aggregate amortization as of December 31, 2003 for each of the next five years is:

Year	Amount

2004	$7,956
2005	$7,956
2006	$7,956
2007	$7,956
2008	$7,956

(5)	Lines of Credit

      The Company had outstanding borrowings of $788,514 and $1,015,327 as of December 31, 2003 and June 30, 2004 (unaudited), respectively, under the following line of credit agreements:

      The Company has an unsecured $50,000 line of credit with a bank. Interest is payable monthly at the Wall Street Journal prime rate plus 1.5%. The Company’s outstanding balance was $36,814 at December 31, 2003 and $33,338 at June 30, 2004 (unaudited). The interest rate in effect at December 31, 2003 was 5.5%.

      The Company has an unsecured $50,000 line of credit with a bank, guaranteed by the Small Business Administration (SBA) and the Company’s President. Interest is payable monthly at a rate of 7.5% per annum. The line of credit expires December 2005. Upon expiration the loan converts to a term loan providing for principal and interest payments sufficient to amortize the loan by December 2009. The Company’s outstanding balance was $50,000 at December 31, 2003 and at June 30, 2004 (unaudited).

      The Company has a line of credit with a finance company. This line of credit allowed for a maximum borrowing base of $800,000 as of December 31, 2003. On June 25, 2004, the Company renewed and amended its credit facility with the lender. The amended credit facility consists of a one-year revolving line of credit of up to $1,100,000, and expires on June 25, 2005. The amount available for borrowing from time to time under the revolving line of credit is dependent upon the levels of certain eligible accounts receivable and inventory. As of December 31, 2003 and June 30, 2004 (unaudited), the Company had an outstanding balance of

REED’S, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

$701,700 and $931,989, respectively, under the line of credit, based on eligible accounts receivable and inventory at that time. Borrowings under the credit facility bear interest at the prime rate plus 8% per annum (12.25% as of June 30, 2004).

      This revolving line of credit is secured by all of our assets, including accounts receivable, inventory, trademarks and other intellectual property, and equipment. The credit facility does not impose any financial covenants on us.

(6)	Notes Payable to Related Parties

      The Company has three loans payable to Robert T. Reed, Sr., the father of the Company’s founder Christopher J. Reed, in an amount of $259,894 as of December 31, 2003 and at June 30, 2004 (unaudited):

      The first loan bears interest at 10% per annum and matures in May 2006. The outstanding principal balance of the loan as of December 31, 2003 and at June 30, 2004 (unaudited) was $32,354.

      The second loan bears interest at 8% per annum and matures in June 2006. The outstanding principal balance of this loan as of December 31, 2003 and at June 30, 2004 (unaudited) was $177,540. Until July 2005, Mr. Reed has the right to convert this loan into shares of our common stock at a rate of one share of common stock for every $2.00 owed to Mr. Reed. As of June 30, 2004, the loan was convertible into 114,908 shares of common stock.

      The third loan bears interest at 8% per annum and matures in October 2006. The outstanding principal balance of this loan as of December 31, 2003 and at June 30, 2004 (unaudited) was $50,000.

(7)	Long-term Debt

      Long-term debt consists of the following as of December 31, 2003 and June 30, 2004:

Note payable to SBA in the original amount of $748,000 with interest at the Wall Street Journal prime rate plus 1%, adjusted monthly with no cap or floor. The combined principal and interest payments are $4,725, subject to annual adjustments. The interest rate in effect at December 31, 2003 was 6%. The note is secured by land and building and guaranteed by the majority stockholder The note matures November 2025.	$706,195	$697,336
Note payable for a business acquisition in the original amount of $500,000, payable at $100,000 per annum, including 5.37% imputed interest. The note is collateralized by a pledge of 3,200,000 shares of common stock owned by the majority stockholder, who has also personally guaranteed the obligation. The note matures June 2004 and was paid in full in July 2004.	97,668	100,000
Notes payable to various non-related parties, unsecured, with interest at 8% per annum. Principal and accrued interest are payable in full at the end of the note term. Upon repayment of the loan and any accrued interest the debt holders will be entitled to one warrant for each dollar of debt, for a maximum of 370,000 warrants. The warrants will have an exercise price of $3 and a term of 10 years. Principal and any unpaid interest are due in October 2004(A).	354,000	304,000
The Company obtained a building improvement loan with a maximum draw of $168,000. The interest rate is at the Wall Street Journal prime rate plus 1%, adjusted monthly with no cap or floor. The combined monthly principal and interest payments are $1,597; the rate in effect at December 31, 2003 was 6%. The note is secured by land and building and guaranteed by the majority stockholder and matures November 2005.	148,923	147,057

REED’S, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note payable to a non-related individual, due on demand, unsecured, with interest at 10% per annum. The note is convertible to common stock at 60% of the initial public offering price or 100% of a private offering price.	9,000	9,000
Notes payable to GMAC, secured by automobiles, payable in monthly installments of $758 including interest at 0.0%, with maturity in 2008.	34,082	31,842
Notes payable to Chrysler Financial Corp., secured by automobiles, payable in monthly installments of $658, including interest at 1.9%, with maturity in 2008.	35,853	31,231

Total	1,385,721	1,320,466
Less current portion	411,452	383,000

	$974,269	$937,466

      (A) Subsequent to June 30, 2004, a number of holders of our debt indicated their willingness to convert a total of $255,000 of debt into 25,500 shares of Series A convertible preferred stock at a price of $10.00 per share. As of June 30, 2004, the necessary filings to create the Series A convertible preferred stock under Delaware law had not yet been completed (see Notes 8 and 15).

      The aggregate maturities of long-term debt for each of the next five years and thereafter are as follows as of December 31, 2003:

December 31,	Amount

2004	$411,452
2005	128,784
2006	39,784
2007	37,530
2008	28,053
Thereafter	740,118

Total	$1,385,721

(8)	Stockholders’ Equity

      Common stock consists of $.0001 par value, 50,000,000 shares authorized, 4,726,091 issued and outstanding December 31, 2003.

      Subsequent to June 30, 2004, the Company changed its authorized shares from 50,000,000 to 12,000,000, with 11,500,000 shares allocated to common stock and 500,000 shares allocated to Series A preferred stock (see Note 15).

(9)	Loss Per Share

      Loss per share calculations are in accordance with SFAS No. 128, “Earnings Per Share.” Basic loss per share is calculated by dividing net loss by weighted average number of common shares outstanding for the year. Diluted loss per share is computed by dividing net loss by the weighted average number of common shares outstanding plus the dilutive effect of outstanding common stock warrants and convertible debentures.

      For the year ended December 31, 2003 and the six months ended June 30, 2004 (Unaudited), the calculations of basic and diluted earnings per share are the same because potential dilutive securities would have an anti-dilutive effect.

REED’S, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The potentially dilutive securities consisted of the following as of December 31, 2003 and at June 30, 2004 (unaudited):

Warrants	848,876
Convertible notes	139,572
Options	72,500

(10)	Stock Options and Warrants

A) Stock Options

      The Company has granted certain employees and other individuals stock options to purchase the Company’s common stock under employment agreements. The options generally vest immediately or when services are performed and have a maximum term of five (5) years.

      In 2001, the Company adopted the Original Beverage Corporation 2001 Stock Option Plan. The options shall be granted from time to time by the Compensation Committee. Individuals eligible to receive options include employees of the Company, consultants to the Company and directors of the Company. The options shall have a fixed price, which will not be less than 100% of the fair market value per share on the grant date.

      Options granted to employees are accounted for according to APB 25.The following table summarizes the stock option activity for the year ended December 31, 2003 and the six months ended June 30, 2004 (Unaudited):

		Weighted Average
	Options	Exercise Price

Balance January 1, 2002	72,500	$3.21
Options granted in 2002	—	NA
Options exercised in 2002	—	NA

Balance January 1, 2003	72,500	$3.21
Options granted in 2003	—	NA
Options exercised in 2003	—	NA

Balance December 31, 2003	72,500	$3.21
Options granted first six months in 2004	—	NA
Options exercised first six months of 2004-11-09	—

Exercisable	72,500	$3.21

	Weighted Average	Weighted Average
	Remaining	Remaining	Weighted Average
Weighted Exercise Price Range	Number	Contractual Life	Exercise Price

$2.00	37,500	53 months	$2.00
$3.00	17,500	53 months	$3.00
$6.00	17,500	53 months	$6.00

Total options	72,500	53 months	$3.21

      All options are vested and exercisable as of June 30, 2004.

      The weighted average grant date fair value of the options granted during 2002 was $0.78. Had compensation cost for the plan been determined based on the fair value of the options at the grant date,

REED’S, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

consistent with the methodology prescribed by SFAS 123, the Company’s net loss would have been the pro forma amounts indicated below:

	Years Ended		Six Months Ended

	2003	2002	2004	2003

Net loss as reported	$(774,367)	$(65,812)	$(38,037)	$(499,408)
Stock based compensation cost	—	(13,650)	—	(13,650)

Pro forma net loss	$(774,367)	$(79,462)	$(38,037)	$(513,058)

Loss per share:
As reported	$(0.16)	$(.01)	$(.01)	$(.11)
Pro forma	$(0.16)	$(.02)	$(.01)	$(.11)

      No warrants were issued in 2003 or 2004.

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes options pricing model with the following assumptions used for grants in 2002: no expected dividends, 49% volatility, average risk free interest rate 3.01% and expected lives of five years.

      For the years ended December 31, 2003 and 2002 and the six months ended June 30, 2004 and 2003 (unaudited), there were no intrinsic compensation costs recognized in the net loss because there were no options issued for less than the market value.

B) Warrants

      The Company grants warrants to non-employees. During 2000 and 2001, the company issued 848,876 warrants in connection with the issuance of $420,000 of debt. The Company used the Black-Scholes valuation technique and determined that 59% of the debt should be allocated to the value of the warrants as of the date of issuance. This resulted in an allocation of $172,200 to debt, and an allocation of $247,800 to discount relating to the warrants. The Company has amortized the discount over the initial expected life of the debt resulting in amortization of $24,780 and $148,680 for the years ending December 31, 2003 and 2002, and $24,780 for the six month period ended June 30, 2003 (unaudited) . The amount of the discount allocated to the warrants has been fully amortized as of December 31, 2003.

      A summary of the warrants outstanding and exercisable at December 31, 2003 is as follows:

	Weighted Average
	Remaining	Average Contractual	Exercise
Weighted Exercise Price Range	Number	Life	Price

$0.02	262,500	17 months	$0.02
$2.00	119,876	84 months	$2.00
$3.00	466,500	110 months	$3.00

Total warrants	848,876

      The warrants expire at various dates between 2005 and 2007.

(11)	Income Taxes

      At December 31, 2003, the Company had available Federal and state net operating loss carryforwards to reduce future taxable income. The amounts available were $1,680,705 for Federal purposes and $890,291 for state purposes. The Federal carryforward expires in 2023 and the state carryforward expires in 2008. Given the

REED’S, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Company’s history of net operating losses, management has determined that it is more likely than not the Company will not be able to realize the tax benefit of the carryforwards.

      Accordingly, the Company has not recognized a deferred tax asset for this benefit. Upon the attainment of taxable income by the Company, management will assess the likelihood of realizing the tax benefit associated with the use of the carryforwards will recognize a deferred tax asset at that time.

      Significant components of the Company’s deferred income tax assets are as follows:

	December 31,
			June 30,
	2003	2002	2004

			(Unaudited)
Deferred income tax asset:
Net operating loss carry forward	$623,400	$317,729	$623,400
Valuation allowance	(623,400)	(317,729)	(623,400)

Net deferred income tax asset	$—	$—	$—

      Reconciliation of the effective income tax rate to the U.S. statutory rate is as follows:

	December 31,
			June 30,
	2003	2002	2004

			(Unaudited)
Tax expense at the U.S. statutory income tax	(34.0)%	(34.0)%	(34.0)%
Increase in the valuation allowance	34.0%	34.0	% 34.0%

Effective tax rate	—	—	—

(12)	Commitments and Contingencies

Lease Commitments

      The Company leases two pieces of machinery under non-cancelable operating leases. The first lease calls for monthly payments of $1,795 and expires in October 2006. The Company has the option to renew the lease for another eight months or purchase the equipment at fair market value. The second lease calls for monthly payments of $185 and expires in May 2004.

      Future payments under these leases as of December 31, 2003 are as follows:

Years Ending
December 31

2004	$22,465
2005	21,540
2006	17,950

$61,955

Legal Proceedings

      The Company currently and from time to time is involved in litigation incidental to the conduct of its business. The Company is not currently a party to any lawsuit or proceeding which, in the opinion of its management, is likely to have a material adverse effect on it.

REED’S, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(13)	Proceeds Received Prior to Issuance of Preferred Stock

      In the second quarter of 2004, the Company began a private placement of Series A convertible preferred stock. The Company raised $337,900 from the sale of 33,790 shares of Series A convertible preferred stock, resulting in $310,900 of proceeds to the Company net of offering costs. As of June 30, 2004, the necessary filings to create the Series A convertible preferred stock under Delaware law had not yet been completed. Therefore, these amounts are shown as debt on the Company’s balance sheet at such date but will be reclassified when the Series A preferred stock is actually issued.

(14)	Related Party Activity

      The Company has notes payable to a related party. See Note 6.

      Under an agreement that the Company expects will be entered into between Peter Sharma III, a director of the Company and a registered securities broker, and Brookstreet, Mr. Sharma will receive approximately 9.1% of the gross proceeds of this offering as his share of total commissions and the non-accountable expense allowance, being paid by the Company to Brookstreet. In addition, Mr. Sharma will receive 50% of the warrants to be issued by the Company to Brookstreet and Brookstreet will pay the exercise price of these warrants for Mr. Sharma.

      As of December 31, 2003 and June 30, 2004 (unaudited), the Company advanced $47,157 to Mr. Sharma which is included in other receivables on the accompanying balance sheets. In 2004, the Company paid Mr. Sharma approximately $42,040 in fees in connection with the private offering of Series A preferred stock and the conversion of some of the Company’s debt to Series A preferred stock.

(15)	Subsequent Events

      On September 24, 2004, the Company obtained a line of credit in the amount of approximately $280,000 with Merrill Lynch. The loan was co-signed by Robert T. Reed, Jr., the Company’s Vice President and National Sales Manager — Mainstream and a brother of the Company’s founder and CEO, Christopher J. Reed. Robert Reed also pledged his stock account at Merrill Lynch as collateral. The line of credit bears interest at a rate of rate of 3.785% plus LIBOR (5.815% as of October 28, 2004). In consideration for Mr. Reed’s pledging his stock account at Merrill Lynch as collateral, the Company pays Mr. Reed 5% per annum of the amount the Company borrows from Merrill Lynch. See “Certain Relationships and Related Transactions”.

      On September 28, 2004, the Company obtained a loan for $150,000 from Bay Business Credit secured by certain plant equipment. This loan bears interest at prime plus 10% (14.75% as of October 28, 2004) and matures in October 2007.

      Subsequent to June 30, 2004, the Company reached agreement with certain convertible debt holders. The debt ceases accruing interest as of June 30, 2004 and the debt holders have agreed to convert their debt to preferred stock. The conversion is expected to occur in the fourth quarter of 2004 and will be converted to Series A preferred stock. Approximately 25,500 shares of Series A preferred stock will be issued in connection with this conversion.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.	Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation Law (the “DGCL”), as the same exists or may hereafter be amended, provides that a Delaware corporation may indemnify any persons who were, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred.

      Section 145 of the DGCL further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him or her and incurred by him or her in any such capacity, arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him or her under Section 145 of the DGCL.

      The Company’s amended certificate of incorporation provides that, to the fullest extent permitted by Delaware law, as it may be amended from time to time, none of the Company’s directors will be personally liable to the Company or the Company’s stockholders for monetary damages resulting from a breach of fiduciary duty as a director.

      The Company’s amended certificate of incorporation also provides discretionary indemnification for the benefit of the Company’s directors, officers and employees, to the fullest extent permitted by Delaware law, as it may be amended from time to time. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the Company’s directors or officers, or persons controlling us, pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

      Pursuant to the Company’s bylaws, the Company is required to indemnify its directors, officers, employees and agents, and the Company has the discretion to advance his or her related expenses, to the fullest extent permitted by law.

      The Company does not currently provide liability insurance coverage for its directors and officers.

Item 25.	Other Expenses of Issuance and Distribution

      The following is a schedule of the estimated expenses (all of which will be borne by the Company) incurred in connection with the offering of the securities registered hereby, other than selling agent discounts and commissions, if any. Advertising expenses we incur in connection with our own selling efforts will vary depending on the success of the offering.

	Amount if		Amount if		Amount if
	200,000		1,000,000		2,000,000
	Shares are		Shares are		Shares are
Description	Sold		Sold		Sold

SEC registration fee	$1,083		$1,083		$1,083
Printing and Engraving Fees	10,000	*	10,000	*	10,000	*
Postage (mailing share certificates)	500	*	500	*	500	*
Legal Fees	60,000	*	60,000	*	60,000	*
Accounting Fees	60,000	*	60,000	*	60,000	*
Blue Sky Fees and Expenses	15,000	*	15,000	*	15,000	*
Underwriter Expenses	25,000	*	25,000	*	25,000	*
Advertising Expenses	25,000	*	50,000	*	100,000	*
Miscellaneous Expenses	3,400	*	3,400	*	3,400	*

TOTAL	$199,983		$224,983		$274,983

Item 26.	Recent Sales of Unregistered Securities

      There have been no sales of unregistered securities within the last three years, except as set forth below.

      In January 2001, the Company issued 14,500 shares of common stock as a year-end bonus to its employees. The Company recognized $29,000 of compensation expense. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof as a non-public sale of securities.

      In January 2001, the Company issued 3,200 shares of common stock in exchange for services provided by two vendors. The Company estimates that the value of the services provided in exchange for the shares was approximately $2.00 per share, so it has recognized $6,400 of expense. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof as a non-public sale of securities.

      In February 2001 Robert T. Reed Jr. exercised warrants for 20,000 shares of the common stock at $1.00 per share. The warrants had been issued in 1992. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof as a non-public sale of securities.

      In May 2001, the Company sold 500 shares of common stock at $3.00 per share to an existing stockholder who is not an affiliate of the Company. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof as a non-public sale of securities.

      In June 2001, the Company issued options to purchase 17,500 shares of common stock to a manager of the Company. The exercise price of the options is $3.00 per share, and the options expire in June 2011. No compensation cost was recognized because the strike price equaled the fair value of the stock at the date of issuance. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof as a non-public sale of securities.

      In June 2001, the Company issued warrants to purchase 30,000 shares of common stock to a consultant of the Company in partial consideration for services rendered to the Company. The exercise price of the options is $3.00 per share, and the options expire in June 2011. The fair value of this warrant grant is estimated on the date of grant using the Black-Scholes options pricing model with the following assumptions used: no expected dividends, 49% volatility, risk–free interest of 4.81% and expected life of five years. The value was calculated to be $1.46 per warrant for a total value of $43,806.68. The total value has been included in deferred stock offering costs to be offset against the future sale of common stock. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof as a non-public sale of securities.

      In May, June, and July 2001, the Company raised $420,000 from the issuance of notes to fifteen persons who were existing stockholders or otherwise familiar with the Company. These notes bear interest at 8% per annum. The original maturity date of the notes was in February 2003 and the note holders extended the maturity date until October 2004. The investors also received warrants to purchase an aggregate of 420,000 shares of common stock at an exercise price of $3.00 per share. The options expire ten years from the date of issuance. The investors were:

William Robertson	$159,000
Lucinda Robertson	$30,000
David Robinov	$50,000
Martin Shepard	$20,000
Kapur Payson	$30,000
Mark Johnson	$30,000
Dan Keays	$30,000
Bill Milligan	$25,000
Shane Milligan	$20,000
Brant Milligan	$5,000
Billy Milligan	$5,000
Shalee Milligan	$5,000
Shannon Milligan	$5,000
William Holiman	$1,000
Jason Robertson	$5,000

A portion of the loan proceeds has been allocated to the value of the underlying warrants based on the requirements of APB 14, which was calculated to be $247,800. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof as a non-public sale of securities.

      In July 2001, Mark Reed converted $10,000 worth of convertible debt issued in 1991 and accrued interest into 8,889 shares of common stock, or a conversion rate of $1.125 per share. The Company believes that the conversion was exempt from registration under the Securities Act by reason of Section 3(a)(9), since the issuance was an exchange with existing security holders exclusively and no commission or other remuneration was paid or given directly or indirectly for soliciting such exchange. In addition, the Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof as a non- public sale of securities.

      In July 2001, the Company issued warrants to purchase 1,500 shares of common stock to a consultant of the Company in partial consideration for services rendered to the Company. The exercise price of the options is $3.00 per share, and the options expire in July 2011. The fair value of this warrant grant is estimated on the date of grant using the Black-Scholes options pricing model with the following assumptions used: no expected dividends, 49% volatility, risk–free interest of 4.76% and expected life of five years. The value was calculated to be $1.46 per warrant for a total value of $2,187. The total value has been included in deferred stock offering costs to be offset against the future sale of common stock. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof as a non-public sale of securities.

      In August 2001, $15,000 was raised in a private sale of a total of 3,750 shares of common stock at $4.00 per share to two existing stockholders of the Company who are not affiliates of the Company. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof as a non-public sale of securities.

      In October 2001, B.J. Green converted $17,815 worth of convertible debt and interest into 11,877 shares of common stock, or a conversion rate of $1.50 per share. The convertible debt had been issued in 1991. The Company believes that the conversion was exempt from registration under the Securities Act by reason of Section 3(a)(9), since the issuance was an exchange with existing security holders exclusively and no commission or other remuneration was paid or given directly or indirectly for soliciting such exchange. In addition, the Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof as a non-public sale of securities.

      In July 2002, the Company issued options to purchase 17,500 shares of common stock to a manager of the Company, in accordance with the terms of the manager’s employment agreement. The exercise price of the options is $6.00 per share and the options expire in July 2007. No compensation cost was recognized because the strike price equaled the fair value of the stock at the date of issuance. The Company believes that the offering was exempt from registration under the Securities Act by reason of Rule 701 thereunder as a sale of securities pursuant to a written compensation contract with an employee of the issuer, and/or Section 4(2) of the Securities Act as a non-public sale of securities.

      In January 2003, the Company issued 1,500 shares of common stock as a year-end bonus to its employees. The Company recognized $4,500 of compensation expense. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof as a non-public sale of securities.

      In July 2003, the Company sold 3,000 shares of common stock at $3.50 per share to an existing stockholder who is not an affiliate of the Company. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof as a non-public sale of securities.

      Beginning in the second quarter of 2004, the Company conducted a private offering and raised $337,900 ($310,900, net of offering expenses) from the sale of 33,790 shares of Series A convertible preferred stock at a price of $10.00 per share. This offering was completed in October 2004, after the Company filed the Certificate of Designations creating the Series A convertible preferred stock with the Secretary of State of Delaware. The sales were made to existing stockholders and other persons who were familiar with the Company. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof or Regulation D promulgated thereunder, as a non-public sale of securities.

      Also at this time, a number of holders of our debt indicated their willingness to convert a total of $255,000 of debt into 25,500 shares of Series A convertible preferred stock at a price of $10.00 per share. This offering was completed in October 2004, after the Company filed the Certificate of Designations creating the Series A convertible preferred stock with the Secretary of State of Delaware. The Company believes that the offering was exempt from registration under the Securities Act by reason of Section 4(2) thereof or Regulation D promulgated thereunder, as a non-public sale of securities.

Item 27.	Exhibits

      Copies of the following documents are filed with this registration statement as exhibits:

1.2*	Selling Agent Agreement
3.1	Certificate of Incorporation
3.2	Amendment to Certificate of Incorporation
3.3	Certificate of Designations
3.4	Certificate of Corrections
3.5	Bylaws, as amended
4.1*	Form of common stock certificate

4.2*	Form of Series A preferred stock certificate
4.3	2001 Employee Stock Option Plan
4.4*	Convertible promissory notes issued to investors
5.1*	Legal opinion of Lance Jon Kimmel, Esq.
10.1*	Purchase Agreement for Virgil’s Root Beer
10.2	Brewing Agreement dated as of May 15, 2001 between the Company and The Lion Brewery, Inc.
10.3*	Loan Agreement with U.S. Bank National Association for purchase of the Brewery
10.4*	Loan Agreement with U.S. Bank National Association for improvements at the Brewery
10.5*	Loan Agreement with Bay Business Credit
10.6*	Credit Agreement with Merrill Lynch
10.7	Form of Promotional Share Lock-In Agreement
10.8*	Loan Agreement dated September 28, 2004 with Bay Business Credit
23.1	Consent of Weinberg & Co.
23.2*	Consent of Lance Jon Kimmel, Esq. (contained in Exhibit 5.1)
24	Power of Attorney (included in the signature page to the Registration Statement)

*	to be filed by amendment

Item 28.	Undertakings

      A. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or 1933 Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

      B. The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the 1933 Act,

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement.

Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (Section 230.424(b) of Regulation S-B) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement, and

(iii) To include any additional or changed material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

      In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Los Angeles, California, on this 12th day of November, 2004.

REED’S, INC.

By	/s/ CHRISTOPHER J. REED

Christopher J. Reed
Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS:

      That the undersigned officers and directors of Reed’s, Inc., Corporation, a Delaware corporation, do hereby constitute and appoint Christopher J. Reed and Peter Sharma III, and either of them, the lawful attorneys-in-fact and agents with full power and authority to do any and all acts and things and to execute any and all instruments which said attorneys and agents, and either one of them, determine may be necessary or advisable or required to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules or regulations or requirements of the Securities and Exchange Commission in connection with this Registration Statement. Without limiting the generality of the foregoing power and authority, the powers granted include the power and authority to sign the names of the undersigned officers and directors in the capacities indicated below to this Registration Statement, to any and all amendments, both pre-effective and post-effective, and supplements to this Registration Statement, and to any and all instruments or documents filed as part of or in conjunction with this Registration Statement or amendments or supplements thereof, and each of the undersigned hereby ratifies and confirms all that said attorneys and agents, or either one of them, shall do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

      IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ CHRISTOPHER J. REED Christopher J. Reed	Chief Executive Officer, President, Chief Financial Officer and Chairman of the Board (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)	November 12, 2004

/s/ JUDY HOLLOWAY REED Judy Holloway Reed	Director	November 12, 2004

/s/ PETER SHARMA III Peter Sharma III	Director	November 12, 2004

EXHIBIT INDEX

1.2*	Selling Agent Agreement
3.1	Certificate of Incorporation
3.2	Amendment to Certificate of Incorporation
3.3	Certificate of Designations
3.4	Certificate of Correction to Certificate of Designations
3.5	Bylaws, as amended
4.1*	Form of common stock certificate
4.2*	Form of Series A preferred stock certificate
4.3	2001 Employee Stock Option Plan
4.4*	Convertible promissory notes issued to investors
5.1*	Legal opinion of Lance Jon Kimmel, Esq.
10.1*	Purchase Agreement for Virgil’s Root Beer
10.2	Brewing Agreement dated as of May 15, 2001 between the Company and The Lion Brewery, Inc.
10.3*	Loan Agreement with U.S. Bank National Association for purchase of the Brewery
10.4*	Loan Agreement with U.S. Bank National Association for improvements at the Brewery
10.5*	Loan Agreement with Bay Business Credit
10.6*	Credit Agreement with Merrill Lynch
10.7	Form of Promotional Share Lock-In Agreement
10.8*	Loan Agreement dated September 28, 2004 with Bay Business Credit
23.1	Consent of Weinberg & Co.
23.2*	Consent of Lance Jon Kimmel, Esq. (contained in Exhibit 5.1)
24	Power of Attorney (included in the signature page to the Registration Statement)

*	to be filed by amendment